Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

Volterra Semiconductor Corporation

at

$23.00 Per Share, Net in Cash,

by

Victory Merger Sub, Inc.

a wholly owned subsidiary of

Maxim Integrated Products, Inc.

THE OFFER WILL EXPIRE AT 9:00 A.M. (NEW YORK CITY TIME) ON SEPTEMBER 30, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE PURCHASER.

Victory Merger Sub, Inc., a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”), at a price of $23.00 per Share, net in cash, without interest (less any applicable withholding tax) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. The Purchaser is a wholly owned subsidiary of Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”). The Offer is being made pursuant to an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “Merger Agreement”), made and entered into as of August 15, 2013, by and among Maxim, the Purchaser and Volterra, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Volterra, with Volterra continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Volterra or owned by Maxim or the Purchaser (in each case, other than Shares held on behalf of third parties), all of which will be canceled and will cease to exist, and (ii) Shares owned by Volterra’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price.

THE VOLTERRA BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The Volterra Board of Directors (the “Volterra Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, taken together, are fair to and in the best interests of Volterra and its stockholders, (ii) determined that neither Maxim nor the Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL, (iii) approved the Merger Agreement and the transactions contemplated thereby and resolved that the Merger is governed by Section 251(h) of the DGCL (“Section 251(h)”) and that the Merger will be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Acceptance Time”), (iv) resolved to recommend that the stockholders of Volterra accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (v) resolved to recommend that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

There is no financing condition to the Offer. The Offer is, however, conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) the satisfaction of the Regulatory Condition (as described below), (iii) the absence of a material adverse effect on Volterra and (iv) certain other customary conditions. See Section 15— “Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 3 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

August 30, 2013

IMPORTANT

Any stockholder of Volterra wishing to tender Shares into the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Volterra who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

Georgeson Inc.

August 30, 2013

SUMMARY TERM SHEET

Victory Merger Sub, Inc., a wholly owned subsidiary of Maxim Integrated Products, Inc., is offering to purchase all outstanding shares of common stock, par value $0.001, of Volterra Semiconductor Corporation at a price of $23.00 per share, net in cash, without interest (less any applicable withholding tax), on the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. This summary term sheet and the frequently asked questions following this summary term sheet highlight selected information from this Offer to Purchase, and may not contain all of the information that is important to you and are qualified in their entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Victory Merger Sub, Inc.

Principal Terms

•	Maxim Integrated Products, Inc. or “Maxim,” through its direct wholly-owned subsidiary, Victory Merger Sub, Inc., or the “Purchaser,” is offering to purchase all outstanding shares of common stock, par value $0.001, or the “Shares,” of Volterra Semiconductor Corporation, or “Volterra,” at a price of $23.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, and pursuant to the Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim, the Purchaser and Volterra, or the “Merger Agreement.”

•	The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer is successful (that is, if a majority of the outstanding Shares determined on a fully diluted basis, excluding Shares subject to options that vest after March 14, 2014 and as set forth in the definition of Minimum Condition, is purchased pursuant to the Offer), we will acquire any and all remaining Shares in a subsequent merger for the same price paid in the Offer in cash.

•	The Offer will expire at 9:00 a.m., New York City time, on September 30, 2013, unless the Offer is extended.

•	If we extend the Offer, we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

•	If Maxim and Volterra mutually determine that the Merger cannot be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, or the “DGCL,” and we determine not to exercise the Top-Up Option (as described in the “Frequently Asked Questions” section following this Summary Term Sheet) because the exercise of the Top-Up Option in accordance with the terms and conditions of the Top-Up Option would violate applicable laws, then we may, and if requested by Volterra will, provide a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

Volterra Board of Directors Recommendation

•	The board of directors of Volterra has unanimously recommended that the stockholders of Volterra tender their Shares in the Offer and adopt the Merger Agreement if required by applicable law.

Conditions

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition (as described below);

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the “Regulatory Condition;”

•	the absence of a material adverse effect on Volterra since August 15, 2013; and

•	other customary conditions.

The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Maxim or the Purchaser or any of their respective subsidiaries, if any, represent a majority of the Shares (determined on a fully diluted basis excluding Shares subject to options that vest after March 14, 2014 and as set forth in the definition of Minimum Condition).

The Offer is also subject to a number of other important conditions. We may unilaterally waive some of these conditions in our sole discretion. We cannot, however, waive or change the Minimum Condition without the consent of Volterra. See Section 15—“Conditions of the Offer” for further information.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•	if you are a record holder (i.e., a stock certificate has been issued to you), you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (enclosed with this Offer to Purchase) and any other documents required by the Letter of Transmittal or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Computershare Inc. prior to the expiration time of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to Computershare Inc. before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, Computershare Inc. must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details.

•	if you hold your Shares through a broker, bank, trust company or other nominee, you must contact your broker, bank, trust company or other nominee and give instructions that your Shares be tendered.

Withdrawal Rights

•	If you wish to withdraw Shares tendered pursuant to the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Computershare Inc. while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Recent Volterra Trading Prices

•	The last reported closing price for the Shares on the NASDAQ Global Select Market during normal trading hours was:

$14.80 per Share on August 14, 2013, the last full trading day prior to the public announcement of the Merger Agreement; and

$22.83 per Share on August 29, 2013, the last full trading day before the printing of these materials.

•	Before deciding whether to tender, you should obtain a current market quotation for the Shares.

Further Information

•	If you have questions about the Offer, you can call our Information Agent:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Stockholders, banks and brokers may call toll free (866) 767-8867.

FREQUENTLY ASKED QUESTIONS

The following are some questions you, as a stockholder of Volterra, may have and answers to those questions.

Who is offering to buy my Shares?

We are Victory Merger Sub, Inc., or the “Purchaser,” a Delaware corporation recently formed for the purpose of making this Offer. We are a wholly owned subsidiary of Maxim Integrated Products, Inc., or “Maxim,” a Delaware corporation. We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. All tendered Shares will be purchased by us. See Section 9—“Certain Information Concerning Maxim and the Purchaser.”

Maxim designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits, commonly referred to as analog circuits, for a large number of customers in diverse geographical locations. See Section 9—“Certain Information Concerning Maxim and the Purchaser.”

Maxim has agreed pursuant to the Merger Agreement to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

Maxim has agreed to cause the Purchaser to perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Purchaser under the Merger Agreement, including the Purchaser’s obligations with respect to the Offer.

How many Shares of Volterra common stock are you offering to purchase?

We are seeking to purchase all of the outstanding Shares of Volterra. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $23.00 per Share net to you in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares into the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire Volterra. See Sections 1—“Terms of the Offer” and 12—“Purpose of the Offer; Plans for Volterra.”

Is there an agreement governing the Offer?

Yes. Volterra, the Purchaser and Maxim have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“The Transaction Agreements.”

Has the Volterra Board approved the Offer?

Yes. After careful consideration, the Volterra Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, taken together, are fair to and in the best interests of Volterra and its stockholders, (ii) determined that neither Maxim nor the Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL, (iii) approved the Merger Agreement and the transactions contemplated thereby and resolved that the Merger is governed by Section 251(h) and that the Merger will be consummated as soon as practicable following the Acceptance Time, (iv) resolved to recommend that the stockholders of Volterra accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (v) resolved to recommend that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law. Accordingly, the Volterra Board unanimously recommends that you accept the Offer and tender your Shares to the Purchaser in the Offer and, if required, vote your Shares in favor of approving and adopting the Merger Agreement. Volterra’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the Securities and Exchange Commission, or the “SEC,” in connection with the Offer and will be mailed to Volterra stockholders with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition (as described below);

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the absence of a material adverse effect on Volterra; and

•	other customary conditions.

The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Maxim or the Purchaser or any of their respective subsidiaries, if any, represent a majority of the Shares (determined on a fully diluted basis excluding Shares subject to options that vest after by March 14, 2014 and as set forth in the definition of Minimum Condition).

The Offer is also subject to a number of other important conditions. We may unilaterally waive some of these conditions in our sole discretion. We cannot, however, waive or change the Minimum Condition without the consent of Volterra. See Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender in the Offer and do you have financial resources to make payment?

Maxim and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $607,000,000. Maxim and the Purchaser anticipate funding these payments with cash on hand and from available credit facilities of Maxim. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger;

•	Maxim has cash, cash equivalents and marketable securities that, together with available credit facilities, will be sufficient to finance the Offer and the Merger; and

•	Maxim has agreed to cause the Purchaser to perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Purchaser under the Merger Agreement.

Receipt of the financing is not a condition to the Offer. See Sections 10—“Source and Amount of Funds” and 12—“The Transaction Agreements— The Merger Agreement.”

How long do I have to decide whether to tender my Shares into the Offer?

Unless we extend or terminate the Offer, you will have until 9:00 a.m., New York City time, on September 30, 2013, to tender your Shares into the Offer, unless we extend the Offer, in which event you will have until the expiration of the Offer as so extended. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Volterra nor Maxim terminates the Merger Agreement in accordance with its terms:

•	If the conditions to the Offer have not been satisfied, or waived by Maxim or us, we may, and will if requested by Volterra, extend the Offer for one or more additional periods of not more than ten business days each, but not beyond March 14, 2014. In addition, we will extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market or other legal requirement applicable to the Offer. All such extensions are subject to the parties’ respective termination rights under the Merger Agreement; and

•	If Maxim and Volterra mutually determine that the Merger cannot be effected pursuant to Section 251(h) and the exercise of the Top-Up Option (as described below) would violate applicable laws, then we may, in our discretion, and will upon Volterra’s request, extend the Offer for one or more additional periods of at least three business days (and not more than 20 business days in aggregate) beginning after we have purchased Shares tendered during the Offer as a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

What is the Top-Up Option and when could it be exercised?

Volterra has granted the Purchaser an irrevocable option, or the “Top-Up Option,” exercisable only upon certain specified terms and conditions, to purchase from Volterra for the Offer Price the number of newly-issued, fully paid and non-assessable Shares, or the “Top-Up Shares,” equal to the number of Shares that, when added to the number of Shares owned by Maxim or the Purchaser at the time of exercise of the Top-Up Option, constitutes at least one share more than 90% of the number of Shares that are then issued and outstanding taking into account the issuance of all Shares to be issued upon exercise of the Top-Up Option. The Top-Up Option may be exercised by the Purchaser from and after the Acceptance Time and prior to the earlier to occur of (1) the effective time of the Merger and (2) the termination of the Merger Agreement. The Top-Up Option may be exercised by the Purchaser only if: (i) Maxim and Volterra mutually determine that the Merger cannot be effected pursuant to Section 251(h) of the DGCL; (ii) all of the conditions to the Offer have been satisfied or (to the extent permitted) waived; (iii) at the time of exercise of the Top-Up Option, the number of Shares owned by Maxim or the Purchaser immediately following the Acceptance Time does not constitute at least one share more than 90% of the number of Shares that are then issued and outstanding; (iv) the exercise of the Top-Up Option would result in Maxim or the Purchaser owning at least one share more than 90% of the number of Shares that are then issued and outstanding taking into account the issuance of all Shares to be issued upon exercise of the Top-Up Option; and (v) the exercise of the Top-Up

Option would not violate any applicable laws. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL without the need for a meeting of holders of Shares at a time when the approval of the Merger at any meeting of Volterra’s stockholders would be assured because of the Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 12—“The Transaction Agreements” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

How will I be notified if you extend the Offer?

If we extend the Offer or provide for a subsequent offering period, we will inform Computershare Inc., the depositary for the Offer, or the “Depositary,” of any extension or subsequent offering period and will issue a press release announcing the extension or subsequent offering period not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.” If we elect to provide or extend any subsequent offering period, a public announcement of this determination will be made no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire or after the day of termination of any subsequent offering period. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the expiration time of the Offer. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by October 29, 2013, you may withdraw them at any time after that date until we accept Shares for payment. Once we accept your shares for payment, you will no longer be able to withdraw them. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. In the event that we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 4—“Withdrawal Rights.”

Will the tender offer be followed by a Merger if not all of the Shares are tendered in the Offer?

Yes. If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure any requisite adoption of the Merger Agreement by Volterra stockholders under the DGCL to complete the Merger. The Merger will be effected pursuant to Section 251(h) if the conditions of Section 251(h) can be satisfied and will be consummated as soon as practicable following the completion of the Offer and if the other conditions to the Merger set forth in the Merger Agreement are satisfied or waived. If Maxim and Volterra determine that Section 251(h) is unavailable for any reason, then if we own at least 90% of the outstanding Shares (as a result of the exercise of the Top-Up Option or otherwise), Volterra will not be required to submit the adoption of the Merger Agreement to a vote of Volterra stockholders. If the Merger takes place, all remaining stockholders of Volterra (other than Maxim, the Purchaser or any other wholly owned subsidiary of Maxim) will receive $23.00 per Share, net in cash, without interest (less any applicable withholding taxes), or any higher price per Share that is paid in the Offer, and Volterra will become a wholly owned subsidiary of Maxim. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Volterra continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger. If the Merger takes place, Volterra no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ Global Select Market or other securities exchanges, there may not be an active public trading market for the Shares, and Volterra may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 7—“Certain Effects of the Offer.”

If you accept the shares for payment in the Offer, what will happen to the Volterra Board?

If we accept for payment at least such number of Shares as will satisfy the Minimum Condition, as defined in Section 15—“Conditions of the Offer,” Maxim will be entitled to designate such number of directors, rounded up to the next whole number, to the Volterra Board as is equal to the product of the total number of directors on the Volterra Board multiplied by the percentage of the total of Shares then issued and outstanding that are beneficially owned by Maxim, the Purchaser and their respective subsidiaries at such time. See Section 12—“The Transaction Agreements.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares into the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares into the Offer.

If you decide not to tender your Shares into the Offer and we accept for payment Shares that have been tendered and the Merger does not occur, you will remain a stockholder of Volterra, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the Shares, and Volterra may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. Subject to certain conditions, if we accept Shares for payment in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 14, 2013, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ Global Select Market during normal trading hours was $14.80 per Share.

Therefore, the Offer Price of $23.00 per Share represents a premium of approximately 55.4% over the closing price of the Shares before announcement of the Merger Agreement. On August 29, 2013, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ Global Select Market was $22.83 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares in the Offer, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $23.00 in cash, without interest (less any applicable withholding taxes), promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States person who is a stockholder of Volterra and who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. See Section 5—“Certain United States Federal Income Tax Consequences.”

Volterra stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.

Will I have the right to have my shares appraised?

You will not have appraisal rights in the Offer. However, if the Merger takes place, Volterra stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (866) 767-8867 (toll free). Georgeson Inc. is acting as the Information Agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Volterra Semiconductor Corporation:

INTRODUCTION

Victory Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares,” and each, a “Share”), of Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”), at a price of $23.00 per Share (the “Offer Price”) net in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, made and entered into as of August 15, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Volterra, Maxim and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Volterra, with Volterra continuing as the surviving corporation (the “Merger”). The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (and the rules and regulations promulgated thereunder, the “HSR Act”) (the “Regulatory Condition”), (iii) the absence of a material adverse effect on Volterra and (iv) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the number of outstanding Shares of Volterra which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Maxim or the Purchaser or any of their respective subsidiaries, if any, represent a majority of the Shares (determined on a fully diluted basis excluding Shares subject to options that vest after March 14, 2014 and as set forth in the definition of Minimum Condition). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

Volterra has advised Maxim that, as of August 26, 2013, 25,053,874 Shares were issued and outstanding and 4,074,405 Shares were subject to issuance under Volterra’s 1996 Stock Option Plan, 2004 Equity Incentive Plan, Amended and Restated 2004 Non-Employee Director Plan and 2004 Employee Stock Purchase Plan (collectively, the “Volterra Stock Plans”) or otherwise. As of August 26, 2013, 893,076 Shares were reserved pursuant to outstanding restricted stock units (whether granted by Volterra pursuant to the Volterra Stock Plans or otherwise) and 2,892,807 Shares were reserved pursuant to the 2004 Employee Stock Purchase Plan (the “ESPP”).

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the Volterra Board of Directors (the “Volterra Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, taken together, are fair to and in the best interests of Volterra and its stockholders, (ii) determined that neither Maxim nor the Purchaser is an “interested stockholder” as defined in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), (iii) approved the Merger Agreement and the transactions contemplated thereby and resolved that the Merger is governed by Section 251(h) of the DGCL (“Section 251(h)”) and that the Merger will be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Acceptance Time”), (iv) resolved to recommend that the stockholders of Volterra accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (v) resolved to recommend that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

A complete description of the reasons for the Volterra Board’s approval of the Offer and the Merger will be set forth in Volterra’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you at the same time as or shortly after this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements—The Merger Agreement—Conditions Precedent to the Merger,” the Purchaser will be merged with and into Volterra with Volterra continuing as the surviving corporation, wholly owned by Maxim. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be converted into the right to receive $23.00 per Share (or any greater per Share price paid in the Offer), net in cash, without interest (less any applicable withholding tax), other than Shares held by Volterra or any wholly owned subsidiary of Volterra, or Shares owned by Maxim, the Purchaser or any other wholly owned subsidiary of Maxim, all of which will be canceled and will cease to exist, and (ii) Shares owned by Volterra’s stockholders who perfect their appraisal rights under Section 262 of the DGCL.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. As promptly as practicable following a determination that a stockholder vote will be required to adopt the Merger Agreement, Volterra has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Merger Agreement, and prepare and file a proxy statement with the Securities and Exchange Commission (the “SEC”). Volterra has further agreed to take all actions necessary to obtain approval of the Merger Agreement by the holders of a majority of the Shares. If the Minimum Condition and the other conditions of the Offer are satisfied and the Offer is completed, Maxim and the Purchaser will own a number of Shares sufficient to cause the Merger to be effected as soon as practicable following completion of the Offer pursuant to Section 251(h) without the affirmative vote of Volterra’s stockholders if the conditions of Section 251(h) can be satisfied. If the Merger cannot be effected pursuant to Section 251(h) and the Purchaser owns at least 90% of the outstanding Shares (as a result of the exercise of the Top-Up Option or otherwise), the Purchaser will not be required to submit the adoption of the Merger Agreement to a vote of Volterra’s stockholders and the Merger will be effected as a short-form merger pursuant to Section 253 of the DGCL. See Section 12—“The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 9:00 a.m., New York City time, on September 30, 2013, unless the Offer is extended.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the satisfaction of the Regulatory Condition, (iii) the absence of a material adverse effect on Volterra and (iv) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Maxim or the Purchaser or any of their respective subsidiaries, if any, represent a majority of the Shares (determined on a fully diluted basis excluding Shares subject to options that vest after March 14, 2014 and as set forth in the definition of Minimum Condition). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements—The Merger Agreement—Termination” occur.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Maxim and the Purchaser each expressly reserves the right, in its sole discretion, to waive any condition of the Offer or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of Volterra, neither Maxim nor the Purchaser will: (i) amend, modify or waive the Minimum Condition; or (ii) make any change to the Offer that: (a) changes the form of consideration to be delivered by the Purchaser pursuant to the Offer; (b) decreases the Offer Price; (c) changes the Offer so it does not constitute an offer for any and all of the issued and outstanding Shares; (d) amends or modifies any of the condition of the Offer in any manner adverse (other than in an immaterial respect) to the holders of Shares; (e) imposes any additional conditions to the Offer; (f) extends or otherwise changes the expiration date of the Offer, other than in accordance with the Merger Agreement; or (g) otherwise amends the Offer in any manner adverse (other than in an immaterial respect) to the holders of Shares. The rights reserved by Maxim and the Purchaser as described in this paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

We may, in our sole and absolute discretion, increase the Offer Price without the consent of Volterra. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement provides that, subject to the parties’ respective termination rights under the Merger Agreement, the Purchaser may, in its sole discretion and without the consent of Volterra, and will at the request of Volterra, extend the Offer for one or more additional periods of not more than ten business days each to permit the conditions of the Offer to be satisfied, if at any then-scheduled expiration date of the Offer not all of the conditions to the Offer have been satisfied or waived. However, the Purchaser will not be required to, and may not without the prior written consent of Volterra, extend the Offer beyond March 14, 2014. In addition, subject to the parties’ respective termination rights under the Merger Agreement, the Purchaser will extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market or other legal requirement applicable to the Offer.

There can be no assurance that the Purchaser will be required under the Merger Agreement to extend, or will choose to extend (if not so required) the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

The Merger Agreement further provides that in the event that Maxim and Volterra mutually determine that the Merger cannot be effected pursuant to Section 251(h) of the DGCL (a “251(h) Inapplicable Determination”) and Maxim determines not to exercise the Top-Up Option because the exercise of the Top-Up Option in accordance with the terms and conditions of the Top-Up Option would violate applicable laws, then the Purchaser may, and if requested by Volterra will, make available one or more subsequent offering periods (each, a “Subsequent Offering Period”), in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of not less than three business days each and not more than 20 business days in the aggregate for all Subsequent Offering Periods. A Subsequent Offering Period, if provided, will be an additional period after the Purchaser has accepted for payment and made payment for Shares in the Offer.

If a Subsequent Offering Period is provided, stockholders tendering in the subsequent offering period will not have withdrawal rights. A Subsequent Offering Period is not an extension of the Offer, which already will have been completed. A Subsequent Offering Period, if there is one, would occur after the Purchaser has accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If the Purchaser elects to provide a Subsequent Offering Period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. Upon the terms and subject to the conditions of the Merger Agreement and the Offer, the Purchaser will (and Maxim will cause the Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn promptly as required by Rules 14d-11(e) and 14e-1(c) under the Exchange Act pursuant to the Offer during such Subsequent Offering Period.

If, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

The Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 15—“Conditions to the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 15. The Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, Maxim and the Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the Purchaser’s obligation under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

Volterra has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Volterra’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as soon as practicable after the Expiration Date, the Purchaser will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules of the SEC, the Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to provide for a Subsequent Offering Period, the Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these un-purchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market is open for business. The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (b) a Letter of Transmittal

(or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depository. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Volterra, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in the Purchaser’s opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Maxim, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date as explained below. Further, if the Purchaser has not accepted Shares for payment by October 29, 2013, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Maxim, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date or as otherwise required by Rule 14e-1(c) under the Exchange Act.

In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Volterra whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but instead are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Volterra. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Volterra who hold the Shares as capital assets for United States federal income tax purposes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a stockholder in light of such stockholder’s particular circumstances or to stockholders subject to special rules, such as stockholders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

As used in this summary, a “U.S. holder” is any stockholder who is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder that is not, for United States federal income tax purposes, a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult its tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. holders. A non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally not be taxed on any gain recognized on a disposition of Shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), in which event (a) the non-U.S. holder will be subject to U.S. federal income tax in the same manner as if it were a U.S. holder (but such non-U.S. holder should provide an Internal Revenue Service Form W-8ECI instead of an Internal Revenue Service Form W-9), and (b) if the non-U.S. holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); or

•	the non-U.S. holder is an individual who holds the Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met, in which event the non-U.S. holder will generally be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain net of applicable U.S. losses from sales or exchanges of other capital assets recognized during that year.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares are traded on the NASDAQ Global Select Market under the symbol “VLTR.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NASDAQ Global Select Market based on published financial sources.

	High	Low
Year Ended December 31, 2011
First Quarter	$26.85	$22.20
Second Quarter	26.40	21.77
Third Quarter	26.42	19.23
Fourth Quarter	25.74	18.20
Year Ended December 31, 2012
First Quarter	$34.42	$24.91
Second Quarter	34.06	22.93
Third Quarter	25.47	21.09
Fourth Quarter	21.66	16.46
Year Ending December 31, 2013
First Quarter	$17.83	$14.15
Second Quarter	14.29	12.47
Third Quarter (through August 29, 2013)	22.91	14.35

On August 14, 2013, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ Global Select Market during normal trading hours was $14.80 per Share.

Stockholders are urged to obtain a current market quotation for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC, Volterra has never declared or paid any cash dividends on its capital stock, and does not anticipate paying cash dividends on its common stock. Volterra has not declared or paid any cash dividends on the Shares during the periods indicated above. Under the Merger Agreement, Volterra is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Maxim.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Volterra, and Volterra will be the Surviving Corporation. The Certificate of Incorporation and the Bylaws of the Purchaser will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter changed or amended. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Select Market if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1, and (c)(i) Volterra has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Volterra’s listed securities is less than $50 million over a 30 consecutive business day period or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Volterra’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of Volterra, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Volterra, as of August 26, 2013, there were approximately 25,053,874 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Select Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Volterra upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Volterra to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Volterra to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Volterra. Furthermore, the ability of “affiliates” of Volterra and persons holding “restricted securities” of Volterra to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Volterra.

The following description of Volterra and its business has been taken from Volterra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and is qualified in its entirety by reference to such report.

General. Volterra designs, develops, and markets proprietary, high-performance analog and mixed-signal power management semiconductors for the computing, storage, networking, consumer and energy markets. Volterra’s products are integrated voltage regulator semiconductors, integrated power protection and distribution semiconductors, and scalable voltage regulator semiconductor chipsets that transform, regulate, deliver, and monitor the power consumed or delivered by electronic systems. Volterra has continued to develop and expand its core voltage regulating technology to find new applications that can take advantage of the high performance and space saving solutions that its technology provides. A significant portion of Volterra’s business is based on the sale of integrated power solutions in computer server, storage and consumer applications. In a server product, for example, Volterra’s integrated solution allows its customers to develop products that reduce the area needed by the voltage regulating solution, while also providing high efficiency voltage regulation to memory sockets, CPUs or other digital semiconductors. In addition, these products will operate with lower power consumption and heat generation.

Digital semiconductors continue to become more prevalent in a wider variety of everyday applications, therefore driving the demand for more advanced mixed signal semiconductor power management products that can meet the requirements and the market for these new digital semiconductor applications. Through Volterra’s proprietary power system architecture and mixed-signal design techniques, Volterra has a technologically advanced solution that has integrated power, analog, and digital circuits onto a single complementary metal oxide silicon, or CMOS, semiconductor, thereby eliminating the need for a large number of discrete components required by conventional power management solutions.

Volterra was incorporated in Delaware in August 1996. Its principal executive offices are located at 47467 Fremont Blvd., Fremont, California 94538, and its telephone number is (510) 743-1200.

Available Information. Volterra is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Volterra’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Volterra’s securities, any material interests of such persons in transactions with Volterra and other matters is required to be disclosed in proxy statements and periodic reports distributed to Volterra’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Volterra, who file electronically with the SEC. The address of that site is http://www.sec.gov. Volterra also maintains an Internet website at http://www.volterra.com. The information contained in, accessible from or connected to Volterra’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Volterra’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Volterra contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Maxim, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Volterra contained in such documents and records or for any failure by Volterra to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. Volterra has provided Maxim with selected unaudited projected financial information concerning Volterra. Such information is described in the Schedule 14D-9, which will be filed with the SEC and is being mailed to Volterra’s stockholders concurrently with this Offer to Purchase. Volterra’s stockholders are urged to, and should, carefully read Volterra’s Schedule 14D-9.

9.	Certain Information Concerning Maxim and the Purchaser.

General. Maxim designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits, commonly referred to as analog circuits, for a large number of customers in diverse geographical locations. The analog market is fragmented and characterized by diverse applications, numerous product variations and, with respect to many circuit types, relatively long product life cycles. Maxim’s objective is to develop and market both proprietary and industry-standard analog integrated circuits that meet the increasingly stringent quality and performance standards demanded by customers.

Maxim is a Delaware corporation originally incorporated in California in 1983. Its principal executive offices are located at 160 Rio Robles, San Jose, California 95134, and its telephone number is (408) 601-1000.

The Purchaser is a Delaware corporation with its principal offices located at c/o Maxim Integrated Products, Inc., 160 Rio Robles, San Jose, California 95134. The telephone number of the Purchaser is (408) 601-1000. The Purchaser is a wholly owned subsidiary of Maxim. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Volterra and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Maxim and the Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Maxim or the Purchaser or, to the best knowledge of Maxim and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Maxim, the Purchaser, any majority-owned subsidiary of Maxim or the Purchaser or, to the best knowledge of Maxim and the Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Maxim, the Purchaser or, to the best knowledge of Maxim and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Maxim, the Purchaser or, to the best knowledge of Maxim and the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Volterra, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Maxim, the Purchaser or, to the best knowledge of Maxim and the Purchaser, none of the persons listed on Schedule I hereto, has had any business relationship or transaction with Volterra or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Maxim or any of their subsidiaries or, to the best knowledge of Maxim, any of the persons listed in Schedule I hereto, on the one hand, and Volterra or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Maxim and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Maxim filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, there is no financing condition to the completion of the Offer and Maxim has agreed to cause the Purchaser to perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Purchaser under the Merger Agreement, we believe the financial condition of Maxim and the Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares into the Offer.

Maxim and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $607,000,000. Maxim and the Purchaser anticipate funding these payments with cash on hand and from available credit facilities of Maxim.

11.	Background of the Offer; Past Contacts or Negotiations with Volterra.

The information set forth below regarding Volterra was provided by Volterra, and none of Maxim, the Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Maxim, the Purchaser or their respective affiliates or representatives did not participate.

The following is a description of contacts between representatives of Maxim or the Purchaser with representatives of Volterra that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Volterra’s activities relating to these contacts, please refer to the Schedule 14D-9.

On June 3, 2013, Goldman Sachs & Co. (“Goldman Sachs”), Volterra’s financial advisor, contacted Maxim on behalf of Volterra, and Maxim and Volterra negotiated, and on June 24, 2013 entered into, a customary confidentiality agreement. On June 27, 2013, Goldman Sachs contacted Maxim and requested that Maxim provide a preliminary, non-binding indication of interest by July 12, 2013.

On June 27, 2013, members of senior management of Volterra, including Jeffrey Staszak, President and Chief Executive Officer, Dr. Craig Teuscher, Senior Vice President and Chief Operating Officer, Dr. Tony Stratakos, Senior Vice President

and Chief Technology Officer, and Mike Burns, Senior Vice President of Finance, Chief Financial Officer and Treasurer, met in Palo Alto, California with members of senior management of Maxim, including Matt Murphy, Senior Vice President, Communications & Automotive Solutions, Bruce Kiddoo, Chief Financial Officer, Ali Mortazavi, Vice President, PSBU and Venk Nathamuni, Managing Director, Corporate Business Development, for a management presentation. At the management presentation, the parties discussed, among other things, Volterra’s business, technology, sales and operations, new initiatives and financial information.

On July 3, 2013, Maxim retained Stifel, Nicolaus & Company, Incorporated (“Stifel”), a nationally recognized investment bank, in connection with Maxim’s potential acquisition of Volterra.

On July 8, 2013, Dr. Teuscher, Dr. Stratakos and Mr. Burns met in Palo Alto, California with Tunc Doluca, Chief Executive Officer of Maxim and Mr. Kiddoo to further discuss Volterra’s business, technology, sales and operations, new initiatives and financial information.

On July 10, 2013, representatives of Goldman Sachs provided to the potential buyers, including Maxim, five year financial projections for Volterra on a standalone basis, as prepared by Volterra’s management.

On July 12, 2013, Maxim submitted a written preliminary non-binding indication of interest at a price of $20.00 per Share, subject to certain assumptions and completion of a due diligence investigation of Volterra. Prior to submission by Maxim of its indication of interest, members of Maxim management and Volterra management conducted a telephonic conference call to discuss current Volterra business issues and the financial projections. Volterra also received preliminary, non-binding indications of interest from four other potential buyers.

On July 16, 2013, Mr. Nathamuni and representatives of Goldman Sachs participated in a call during which they discussed Maxim’s preliminary, non-binding indication of interest and Goldman Sachs’s representatives provided Mr. Nathamuni with feedback on the Volterra Board’s reaction to the indications of interest submitted by Maxim and the other potential buyers.

On July 17, 2013, Mr. Nathamuni, along with representatives of Stifel, and representatives of Goldman Sachs participated in a call to further discuss Maxim’s indication of interest and the Volterra Board’s reaction to the indications of interest submitted by Maxim and the other potential buyers.

On July 18, 2013, Maxim and its representatives were also granted access to due diligence materials in a virtual data room. During the period from July 18, 2013 until August 8, 2013, Maxim, Stifel, Baker & McKenzie LLP, counsel to Maxim and the Purchaser (“B&M”), and Chao, Hadidi, Stark & Barker LLP, intellectual property counsel to Maxim (“CHSB”) conducted their due diligence investigation of Volterra, preceding submission of Maxim’s proposed final definitive proposal, and Goldman Sachs responded to due diligence requests and questions from Maxim, Stifel, B&M and CHSB on behalf of Volterra.

On July 19, 2013, representatives of Goldman Sachs participated in a call with representatives of Stifel to review the due diligence process and convey the timeline as to when Volterra would provide to Maxim and other potential buyers an initial draft of the Merger Agreement.

On July 21, 2013, an initial draft of the Merger Agreement, prepared by Cooley LLP (“Cooley”), counsel to Volterra, was posted in the virtual data room. During the period of July 21 until August 8, 2013, Maxim and representatives of B&M and CHSB reviewed the draft Merger Agreement and prepared a revised draft of the Merger Agreement incorporating Maxim’s comments.

On July 23, 2013, Mark Casper, Managing Director, Legal at Maxim and Mary Fuller, Executive Director, Legal Intellectual Property at Maxim, along with a representative of CHSB, attended a legal due diligence session with David Oh, Vice President and General Counsel at Volterra. During the due diligence session, the parties discussed, among other things, Volterra’s business, ongoing litigation and intellectual property. On the evening of July 23, Mr. Doluca met with Mr. Staszak to discuss the potential transaction with Volterra.

On July 25, 2013, members of Maxim’s management team, including Messrs. Doluca, Kiddoo, Murphy, Nathamuni and Casper, Ms. Fuller, and other officers of Maxim, along with representatives from Stifel, B&M and CHSB, attended a due diligence meeting in Palo Alto, California. Attendees from Volterra included Mr. Staszak, Mr. Burns, Dr. Stratakos, Dr. Teuscher, Achilleas Veziris, Vice President of Quality & Reliability, Manufacturing Engineering, Marco Zuniga, Vice President of IC Technology and Process Development, and other officers of Volterra, along with representatives from Goldman Sachs. During the due diligence meeting, the parties discussed, among other topics, Volterra’s business, intellectual property and financial information. On the evening of July 25, Mr. Murphy met with Dr. Stratakos and Dr. Teuscher to discuss the potential transaction with Volterra.

On July 29, 2013 and July 30, 2013, officers of Maxim and Volterra held several due diligence sessions to discuss, among other topics, Volterra’s intellectual property, distribution channels and technology and processes.

On July 31, 2013, Goldman Sachs sent a letter to Mr. Doluca requesting that Maxim submit a final, definitive proposal for the acquisition of Volterra, together with a revised draft of the Merger Agreement incorporating Maxim’s comments, by 12:00 p.m. Pacific Daylight Time on August 8, 2013. Also on July 31, Mr. Casper, Ms. Fuller and a representative of CHSB attended a diligence session with Mr. Oh and a representative of Farella Brown & Martel LLP, Volterra’s outside counsel, to discuss Volterra’s ongoing legal matters, and Mr. Murphy, Mr. Mortazavi, Gene Warzecha, Director Field Applications Sales—Americas, Mr. Casper and a representative from Stifel participated in a diligence session with officers of Volterra to discuss Volterra’s customers and financial forecasts, among other matters.

During the period from August 1 until August 6, 2013, Maxim held several internal meetings to discuss matters relating to its ongoing due diligence investigation and to review its valuation of Volterra.

On August 2, 2013, representatives of Stifel and Goldman Sachs participated in a call during which the representative from Stifel requested a twenty-four hour extension to the final bid deadline for Maxim, to accommodate the schedule of Maxim’s previously scheduled board of directors meeting.

On August 6, 2013 and August 7, 2013, officers of Maxim and Volterra held due diligence sessions to discuss Volterra’s ongoing legal and tax matters and customer forecasts.

On August 7 and August 8, 2013, Maxim’s board of directors held meetings with Maxim’s management team to discuss the potential transaction with Volterra. Maxim’s board of directors supported Maxim’s continuing to pursue the transaction and Maxim’s submission of a final, definitive proposal for the acquisition of Volterra.

On August 9, 2013, Maxim submitted its proposed final, definitive proposal at a price of $22.00 per Share, along with a revised draft of the Merger Agreement. Maxim’s proposed final proposal was subject to certain confirmatory due diligence, but was not subject to any financing condition or other contingencies. Maxim also requested a seven day period during which Volterra would negotiate exclusively with Maxim should Volterra accept Maxim’s proposed final proposal. Also on August 9, 2013, Mr. Doluca discussed with Mr. Staszak the final proposal submitted earlier in the day. Later that same day, representatives of Stifel and Goldman Sachs also participated in a call to discuss Maxim’s final proposal. During that call, representatives of Goldman Sachs indicated a general timeline for the Volterra Board’s evaluation of the final proposals.

On August 10, 2013, Goldman Sachs informed the potential buyers that the Volterra Board had determined that the purchase prices submitted by the potential buyers were inadequate to grant any potential buyer exclusivity, and requested that the potential buyers submit revised final proposals by 5:00 p.m. Pacific Daylight Time on August 11, 2013. Goldman Sachs further communicated to the potential buyers that the Volterra Board might be willing to grant a brief exclusivity period at a price of $24.00 per Share.

On August 11, 2013, Maxim submitted a revised final proposal at a price of $23.00 per Share, and requested that Volterra negotiate exclusively with Maxim through August 15, 2013 should Volterra accept Maxim’s revised final proposal. Later on August 11, representatives of Goldman Sachs and Stifel participated in a conference call to review Maxim’s revised final proposal, and Goldman Sachs’s representatives informed Stifel’s representatives that the Volterra Board had selected

Maxim as the sole party with whom Volterra would move forward in the process. Following that conference call on August 11, Mr. Staszak called Mr. Doluca and indicated that the Volterra Board was satisfied with the $23.00 per Share purchase price, but that Volterra would not grant exclusivity to Maxim until representatives from B&M and Cooley had an opportunity to discuss Maxim’s revised draft of the Merger Agreement. During the evening of August 11, Mr. Casper, along with representatives of B&M and Stifel, participated in conference calls with Mr. Oh and representatives from Cooley and Goldman Sachs to discuss Volterra’s concerns with certain key issues in Maxim’s revised draft of the Merger Agreement. During those calls, the parties came to conceptual agreement on a number of the key issues discussed, and Mr. Casper reiterated that Maxim’s revised final proposal was contingent upon Volterra’s granting Maxim exclusivity through August 15, 2013.

On August 12, 2013, Mr. Casper, Mr. Oh and representatives of B&M and Cooley participated in a conference call to discuss the Merger Agreement and representatives of Stifel communicated to representatives of Goldman Sachs that Maxim was not prepared to continue negotiations without a formal exclusivity agreement. Later on August 12, Maxim and Volterra entered into a customary exclusivity agreement, pursuant to which exclusivity would expire on August 15, 2013 at 7:00 a.m. Pacific Daylight Time. On the evening of August 12, Mr. Casper, along with representatives from B&M and Stifel, participated in a conference call with Mr. Oh to discuss the confirmatory due diligence to be completed by Maxim prior to the signing of the Merger Agreement. During the period from August 12 through the date of execution of the Merger Agreement, Maxim completed its due diligence investigation.

During the period from August 12, 2013 through the date of execution of the Merger Agreement, the management teams and legal advisors of Volterra and Maxim negotiated the terms and provisions of the Merger Agreement, including, among other things, the termination provisions, Maxim’s right to terminate the Merger Agreement in the event of a material adverse effect, the termination fee and transaction expenses provisions, the non-solicitation covenants, the Volterra Board’s ability to change its recommendation to the stockholders of Volterra and other representations, warranties and covenants. During that period, a number of drafts of the Merger Agreement were exchanged and negotiated between the parties and Mr. Oh, Mr. Casper, and Volterra’s and Maxim’s respective legal advisors participated in numerous conference calls. Also during that period, the parties negotiated a draft tender and support agreement to be entered into by the directors and executive officers of Volterra and a draft of an amendment to the confidentiality agreement that was previously executed between Volterra and Maxim on June 24, 2013.

On August 14, 2013, representatives of Cooley and B&M continued to exchange and discuss comments to the draft Merger Agreement. Also on August 14, 2013, representatives of Stifel and Goldman Sachs participated in a conference call to discuss the remaining open items in the draft Merger Agreement. Later that evening, Mr. Kiddoo and Mr. Burns held several calls to resolve the remaining issues in the Merger Agreement. Among other things, Maxim and Volterra agreed to a termination fee of $21 million plus reimbursement of related transaction expenses of up to $6 million.

On August 14, 2013, Maxim’s board of directors held a meeting to consider the terms of the proposed transaction. At the meeting, Maxim’s board of directors was provided an overview of the proposed transaction and reviewed its strategic rationale. Representatives of Maxim and Stifel reviewed with Maxim’s board of directors the financial terms of the proposed merger and summarized the terms of the draft Merger Agreement. Following discussion, Maxim’s board of directors unanimously approved the proposed merger and authorized Maxim to enter into the Merger Agreement and commence the Offer.

Early in the morning on August 15, 2013, Volterra confirmed to Maxim that the Volterra Board had met and approved Volterra’s entry into the Merger Agreement and the transactions contemplated thereby.

Subsequently, the parties concluded negotiations and finalized the Merger Agreement, which was executed early in the morning on August 15, 2013. Before the opening of the U.S. markets on August 15, 2013, the Merger Agreement and Tender and Support Agreement were signed by the parties and Volterra and Maxim issued a joint press release announcing their execution of the Merger Agreement.

12.	The Transaction Agreements.

The following is a summary of the material provisions of the Merger Agreement and the Tender and Support Agreement (as defined below). The following description of the Merger Agreement and the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Tender and Support Agreement, copies of which are attached as exhibits to the Schedule TO and are incorporated herein by reference. For a complete understanding of the Merger Agreement and the Tender and Support Agreement, you are encouraged to read the full text of the Merger Agreement and the Tender and Support Agreement. The representations, warranties and covenants contained in the Merger Agreement and the Tender and Support Agreement were made only for the purposes of the Merger Agreement and the Tender and Support Agreement, as applicable, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and the Tender and Support Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement and the Tender and Support Agreement. In addition, in the case of the Merger Agreement, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Volterra’s stockholders or Maxim’s stockholders. None of Volterra’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Maxim, the Purchaser, Volterra or any of their respective subsidiaries or affiliates. The Merger Agreement, the Tender and Support Agreement and this summary are not intended to modify or supplement any factual disclosures about Maxim or Volterra, and should not be relied upon as disclosure about Maxim or Volterra without consideration of the periodic and current reports and statements that Maxim and Volterra file with the SEC. Factual disclosures about Maxim and Volterra contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement and the Tender and Support Agreement.

The Merger Agreement

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date of the Merger Agreement, and in no event later than the tenth business day after the date of the Merger Agreement (unless another date is agreed to in writing by Maxim and Volterra). The obligations of the Purchaser, and of Maxim to cause the Purchaser, to accept for payment, and pay for, any Shares validly tendered (and not withdrawn) pursuant to the Offer are subject to the satisfaction or (if permitted) waiver of (and will not be subject to any other conditions) (the “Offer Conditions”) described in Section 15—“Conditions of the Offer.” Maxim and the Purchaser each expressly reserves the right, in its sole discretion, to increase the Offer Price and waive any Offer Condition or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of Volterra, neither Maxim nor the Purchaser will: (A) amend, modify or waive the Minimum Condition (as defined in Section 15—“Conditions of the Offer”); or (B) make any change to the Offer that: (1) changes the form of consideration to be delivered by the Purchaser pursuant to the Offer; (2) decreases the Offer Price; (3) changes the Offer so it does not constitute an offer for any and all of the issued and outstanding Shares; (4) amends or modifies the Offer Conditions in any manner adverse (other than in an immaterial respect) to the holders of Shares; (5) imposes any conditions to the Offer in addition to the Offer Conditions; (6) except as provided in the Merger Agreement, extends or otherwise changes the expiration date of the Offer; or (7) otherwise amends the Offer in any manner adverse (other than in an immaterial respect) to the holders of Shares.

The Offer is initially scheduled to expire at 9:00 a.m. (New York City time) on September 30, 2013, the date that is 21 business days following the commencement of the Offer. Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the parties’ respective termination rights under the Merger Agreement: (i) if, as of any scheduled expiration date, any Offer Condition is not satisfied and has not been waived, the Purchaser may, in its discretion (and without the consent of Volterra or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) the Purchaser must extend the Offer from time to time for the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market applicable to the Offer; and (iii) if, as of any scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of Volterra, the Purchaser must extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied, except that, in no event will the Purchaser be required to extend the Offer beyond March 14, 2014 or permitted to extend the Offer beyond March 14, 2014, without the prior written consent of Volterra. Finally, if Section 251(h) (as defined below) is determined not to be applicable to the Merger and Maxim determines not to exercise the Top-Up Option (as defined below) because the exercise of the Top-Up Option would violate applicable law, then the Purchaser may, and if requested by Volterra, will, make available one or more “subsequent offering periods” of not less than three business days each and not more than twenty business days in the aggregate for all subsequent offering periods. The Purchaser will not terminate the Offer prior to any scheduled expiration date without the prior written consent of Maxim except in the event that the Merger Agreement is validly terminated.

Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Maxim or the Purchaser, of the other Offer Conditions, as soon as practicable after the expiration date of the Offer, the Purchaser must (x) consummate the Offer in accordance with its terms, (y) accept for payment all shares validly tendered (and not withdrawn) pursuant to the Offer and (z) pay the Offer Price in exchange for each Share validly tendered (and not withdrawn) pursuant to the Offer promptly as required by applicable law.

The Merger Agreement provides that the Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer or any subsequent offering period will be paid to the holder of such Shares in cash or immediately available funds, without interest and subject to any applicable withholding taxes. To the extent any such amounts for taxes are withheld, such amounts will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid. If, between the date of the Merger Agreement and the date on which any particular share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Offer Price will be appropriately adjusted.

Recommendation of Volterra’s Board of Directors. Subject to the no solicitation provisions set forth below, Volterra has approved of and consented to the Offer and represented and warranted to Maxim and the Purchaser that the Volterra Board, at a meeting duly called and held, has unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are fair to and in the best interests of Volterra and Volterra’s stockholders; (ii) determined that neither Maxim nor the Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL; (iii) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL and resolved that the Merger is governed by Section 251(h) and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) declared the advisability of the Merger Agreement; (v) resolved to recommend that the stockholders of Volterra accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve and adopt the Merger Agreement (the recommendation of the Volterra Board that the stockholders of Volterra accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement being referred to as the “Company Board Recommendation”); (vi) to the extent necessary, adopted a resolution having the effect of causing Maxim not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restriction set forth in any state takeover law or other law that might otherwise apply to the Tender and Support Agreement (as discussed below), the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and (vii) directed that the approval and adoption of the Merger Agreement be submitted to the stockholders of Volterra, as promptly as practicable after the Acceptance Time, if required to consummate the Merger under the DGCL.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer. Effective upon the Acceptance Time and from time to time thereafter, Maxim is entitled to designate, to serve on the Volterra Board, the number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Volterra Board (giving effect to any increase in the size of the board of directors effected pursuant to this requirement); by (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Maxim and the Purchaser (including all Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of shares then issued and outstanding (except that, in no event shall Maxim’s director designees constitute less than a majority of the entire board of directors of Volterra after the Acceptance Time). Volterra must take all action necessary to cause Maxim’s designees to be elected or appointed to the Volterra Board, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Volterra Board. From and after the Acceptance Time, to the extent requested by Maxim, Volterra must also cause individuals designated by Maxim to constitute the number of members, rounded up to the next whole number, on: (1) each committee of the Volterra Board; and (2) the board of directors of each subsidiary of Volterra (and each committee thereof) that represents at least the same percentage as individuals designated by Maxim represent on the Volterra Board. After the Acceptance Time, upon Maxim’s request, Volterra must take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Stock Market Rule 4350(c) and make all necessary filings and disclosures associated with such status. Without limiting the foregoing, Volterra will use commercially reasonable efforts to ensure that, at all times after the Acceptance Time and prior to the effective time of the merger (the “Effective Time”), at least two of the members of the Volterra Board are individuals who were directors of Volterra on the date of the Merger Agreement (“Continuing Directors”), each of whom will be “independent directors” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules, except that: (x) if at any time after the Acceptance Time and prior to the Effective Time there shall be only one Continuing Director serving as a director of Volterra for any reason, then the Volterra Board will cause an individual who satisfies the aforementioned independence requirements and selected by the remaining Continuing Director to be appointed to serve on the Volterra Board (and such individual will be deemed to be a Continuing Director for all purposes under the Merger Agreement); and (y) if at any time after the Acceptance Time and prior to the Effective Time no Continuing Directors remain on the Volterra Board, then the Volterra Board will appoint two individuals who satisfy the aforementioned independence requirements and who are not officers, employees or affiliates of Volterra, Maxim or the Purchaser to serve on the Volterra Board (and such individuals will be deemed to be Continuing Directors for all purposes under the Merger Agreement).

Following the addition of Maxim’s designees to the Volterra Board and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize any of the following actions of Volterra, in addition to the approvals by the Volterra Board or stockholders that may be required by the certificate of incorporation and bylaws of Volterra or applicable law, including applicable stock exchange requirements, for Volterra to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, (ii) extend the time of performance of, or waive, any of the obligations or other acts of Maxim or the Purchaser under the Merger Agreement, or to exercise or waive any of Volterra’s rights, benefits or remedies thereunder, (iii) except as expressly provided in the Merger Agreement, amend the certificate of incorporation or bylaws of Volterra; (iv) authorize or execute any contract, or any amendment or modification of any contract, between Volterra or any of its subsidiaries, on the one hand, and Maxim, the Purchaser or any of their affiliates on the other hand, or the termination of any such contract then in effect; (v) make any determination or give any approval or authorization that is required to be taken or given by the Volterra Board with respect to any action to be taken or not to be taken by or on behalf of Volterra relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger (as defined below); or (vi) take any other action or make any other determination of the Volterra Board under or in connection with the Merger Agreement or the transactions contemplated thereby if such action would reasonably be expected to adversely to affect the holders of Shares (other than Maxim or the Purchaser), except that if there will be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of the directors who are considered independent directors, or, if no such directors are then in office, by a majority vote of the Volterra Board.

The Merger and Section 251(h). Prior to the scheduled Acceptance Time, Maxim and Volterra have agreed to confer and mutually determine, in good faith, after consulting with their respective outside legal counsel, whether the Merger remains eligible to be effected pursuant to Section 251(h). Maxim and Volterra have further agreed that, unless Maxim and Volterra determine that the Merger is ineligible to be effected pursuant to Section 251(h), the Merger shall be effected in accordance with Section 251(h) and shall be consummated as soon as practicable following the completion of the Offer, as further described below under “—Necessity of a Stockholders Meeting.”

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, the Purchaser shall merge with and into Volterra, and Volterra shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of the Purchaser shall cease.

The consummation of the Merger (the “Closing”) will take place on a date (the “Closing Date”), which will be the date of the Acceptance Time, except in the event of a 251(h) Inapplicable Determination, in which case no later than the second business day after the satisfaction or (to the extent permitted by applicable law) waiver of the last to be satisfied or waived of the conditions to the Merger.

At the Effective Time, by virtue of the Merger and without any further action on the part of Maxim, the Purchaser, Volterra or any stockholder of Volterra, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares then held by Maxim, the Purchaser or any other wholly owned subsidiary of Maxim, all of which shall be canceled and retired, and (ii) Shares that are held by stockholders of Volterra who properly exercised their appraisal rights under Section 262 of the DGCL, will be converted automatically into and will thereafter represent the right to receive an amount of cash equal to the Offer Price, without interest.

In addition, at the Effective Time, by virtue of the Merger and without any further action on the part of Maxim, the Purchaser, Volterra or any stockholder of Volterra each share of the common stock, par value $0.001 per share, of the Purchaser then outstanding will be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

If, between the date of the Merger Agreement and the earlier of the Effective Time and the valid termination of the Merger Agreement, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event will occur during such period, then the merger price, which is the same as the Offer Price as noted above, will be appropriately adjusted.

Top-Up Option. If prior to the Effective Time, Maxim and Volterra determine that the Merger is ineligible to be effected pursuant to Section 251(h) then, contingent and effective upon the occurrence of such determination and the Acceptance Time, Volterra has granted to the Purchaser an irrevocable option (the “Top-Up Option”) to purchase from Volterra the number of newly-issued, fully paid and non-assessable Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Maxim or the Purchaser at the time of exercise of the Top-Up Option, constitutes at least one share more than 90% of the number of Shares that are then issued and outstanding taking into account the issuance of all Shares to be issued upon exercise of the Top-Up Option.

The Top-Up Option shall be exercisable by the Purchaser from and after the Acceptance Time and prior to the earlier to occur of the Effective Time and the valid termination of the Merger Agreement. The Top-Up Option may be exercised by the Purchaser, if (i) the determination that the Merger is ineligible to be effected pursuant to Section 251(h) has been made, (ii) all of the Offer Conditions have been satisfied or (to the extent permitted) waived, (iii) at the time of exercise of the Top-Up Option, the number of Shares owned by Maxim or the Purchaser immediately following the Acceptance Time does not constitute at least one share more than 90% of the number of Shares that are then issued and outstanding, (iv) the exercise of the Top-Up Option would result in Maxim or the Purchaser owning at least one share more than 90% of the number of Shares that are then issued and outstanding taking into account the issuance of all Shares to be issued upon exercise of the Top-Up Option and (v) the exercise of the Top-Up Option would not violate any applicable law. The Top-Up Option may not be exercised if the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not reserved or otherwise committed to be issued. Also, the Top-Up Option may not be exercised if the Purchaser has not accepted for payment all Shares validly tendered in the Offer and not withdrawn.

The aggregate purchase price payable for Shares being purchased by the Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price. Without the prior written consent of Volterra, the right to exercise the Top-Up Option granted pursuant to the Merger Agreement may be exercised only once.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will be amended to read as the certificate of incorporation and the bylaws of the Purchaser read immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Volterra Semiconductor Corporation,” until thereafter changed or amended in accordance with applicable law. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Treatment of Volterra Stock Options and Restricted Stock Units. At the Effective Time, each option to purchase Shares (a “Volterra Stock Option”) that is unvested and outstanding immediately prior to the Effective Time, has an exercise price per share less than the Offer Price and is held by an individual who, after the Effective Time, will be a continuing employee or other service provider with Maxim, the Surviving Corporation or another Maxim affiliate will be substituted with a Substitute Option (as defined below) issued under Maxim’s stock plan (i) in a manner that is in compliance with Section 424 of the Code and the Treasury Regulations promulgated thereunder in the case of a Volterra Stock Option that is intended to be an “incentive stock option” within the meaning of Section 422 of the Code, and in a manner that is in compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder, and (ii) that will entitle its holder to acquire, on substantially the same terms and conditions as were applicable to the Volterra Stock Option for which the Substitute Option was substituted, (A) a number of shares of common stock of Maxim that is equal to the product (rounded down to the nearest whole share of common stock of Maxim) of (1) the number of Shares subject to such Volterra Stock Option immediately prior to the Effective Time, multiplied by (2) the Equity Award Exchange Ratio (as defined below), (B) with a per share exercise price applicable to such Substitute Option equal to the quotient (rounded up to the next whole cent) arrived at by dividing (1) the per share exercise price of each Volterra Stock Option for which a Substitute Option was substituted by (2) the Equity Award Exchange Ratio (each, a “Substitute Option”).

Prior to the Effective Time, the Volterra Board and Volterra will take all actions necessary to provide that each Volterra Stock Option that is not being substituted with a Substitute Option and that is outstanding immediately prior to the Effective Time will become fully vested and exercisable no later than five days prior to the Effective Time and, if not exercised prior to the Effective Time, will be cancelled immediately following the Effective Time and thereupon converted into the right to receive a cash amount equal to the Volterra Option Consideration for each Share subject to the Volterra Stock Option, or, if the Volterra Option Consideration with respect to any such Volterra Stock Option shall be a negative number, no such cash payment will be due and owing with respect to such Volterra Stock Option. Except as otherwise provided in the Merger Agreement, any Volterra Option Consideration due and owing will be paid, without interest, as soon after the Closing Date as shall be practicable. Maxim and the Surviving Corporation will be entitled to deduct and withhold from any Volterra Option Consideration otherwise payable to any holder or former holder of Volterra Stock Option pursuant to the Merger Agreement such amounts as Maxim or the Surviving Corporation determines are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other law. From and after the Effective Time, any such cancelled Volterra Stock Option will no longer be exercisable by the former holder thereof, but will only entitle such holder to the payment of the Volterra Option Consideration, if any. For the avoidance of doubt, each Volterra Stock Option that is unvested and is not a Substitute Option will be cancelled as of immediately prior to the Effective Time if not exercised prior to such time without payment other than the Volterra Option Consideration in settlement therefor, and Volterra will take all necessary action to provide for such cancellation and treatment.

At the Effective Time, each restricted stock unit to acquire Shares (a “Volterra RSU”) that is outstanding immediately prior to the Effective Time and is held by an individual who, after the Effective Time, is a continuing employee or other service provider with Maxim, the Surviving Corporation or another Maxim affiliate will be substituted with a restricted stock unit issued under Maxim’s stock plans that will entitle its holder to acquire, on substantially the same terms and conditions as were applicable to the Volterra RSU that is being substituted, a number of shares of common stock of Maxim that is equal to the product (rounded down to the nearest whole share of common stock of Maxim) of (i) the number of Shares subject to such the Volterra RSU immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio.

For purposes of the Merger Agreement:

•	“Equity Award Exchange Ratio” means a fraction, the numerator of which shall be the Offer Price and the denominator of which shall be the average of the closing trading price of Maxim common stock reported on the NASDAQ Global Select Market for the ten trading days ending five trading days prior to the Closing Date (carried out to four decimal points); and

•	“Volterra Option Consideration” means, with respect to any Share issuable under a particular Volterra Stock Option, an amount equal to (i) the merger price per Share, which is the same as the Offer Price as noted above, less (ii) the exercise price payable in respect of each Share issuable under such Volterra Stock Option.

The Merger Agreement also provides, prior to the Effective Time, Volterra will take such reasonable steps as are required to cause the disposition of Shares and Volterra Stock Options in connection with the Merger by each officer or director of Volterra who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Volterra to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Representations and Warranties. In the Merger Agreement, Volterra has made customary representations and warranties to Maxim and the Purchaser, except as disclosed in the disclosure letter to the Merger Agreement or certain disclosure in Volterra’s SEC filings prior to the date of the Merger Agreement, including representations relating to: subsidiaries; due organization; organizational documents; capitalization; SEC filings; financial statements; absence of changes; title to assets; customers; real property; leasehold property; intellectual property; material contracts; absence of liabilities; compliance with law; export control laws; anti-corruption laws; governmental authorizations; tax matters; employee matters; benefit plans; environmental matters; insurance; transactions with affiliates; legal proceedings; orders; authority; binding nature of the Merger Agreement; inapplicability of anti-takeover statutes; vote required to adopt the Merger Agreement; non-contravention; consents; fairness opinion; financial advisors; information supplied for purposes of the Offer; and the absence of any other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Volterra are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any effect, change, development, event or circumstance, condition or statement of fact that, considered together with all other effects, changes, developments, events or circumstances, conditions or statements of fact, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on: (a) the business, financial condition, results of operations of Volterra and its subsidiaries, taken as a whole; or (b) the ability of Volterra to consummate the Merger or any of the other transactions contemplated by the Merger Agreement, except that, with respect to clause “(a)” above, none of the following, either alone or in combination, will be deemed to constitute a Company Material Adverse Effect (and will not be taken into account in determining whether a Company Material Adverse Effect has occurred):

•	adverse economic, business, financial or regulatory conditions in the United States or in other locations in which Volterra and its subsidiaries have material operations (including changes in the securities markets and credit markets) that do not disproportionately, in a material respect, affect Volterra and its subsidiaries, taken as a whole relative to the other companies in the semiconductor industry;

•	adverse economic, business, financial or regulatory conditions that generally affect the semiconductor industry and that do not disproportionately, in a material respect, affect Volterra and its subsidiaries, taken as a whole relative to the other companies in the semiconductor industry;

•	changes in the stock price or trading volume of Shares (it being understood, however, that, unless otherwise prohibited by these exceptions to the determination of Company Material Adverse Effect, the facts or circumstances giving rise to any such change in stock price or trading volume may be taken into account in determining whether there has been a Company Material Adverse Effect);

•	the failure of Volterra to meet internal or securities analysts’ expectations or projections (it being understood, however, that, unless otherwise prohibited by these exceptions to the determination of Company Material Adverse Effect, the facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been a Company Material Adverse Effect);

•	any adverse effect, including loss of employees, customers or suppliers by Volterra, arising from or otherwise relating to the announcement, pendency or anticipated consummation of any of the transactions contemplated by the Merger Agreement (other than for purposes of certain representation or warranties);

•	any adverse effect arising from or otherwise related to changes in law or applicable accounting regulations or principles or interpretations thereof that do not disproportionately, in a material respect, affect Volterra and its subsidiaries, taken as a whole relative to the other companies in the semiconductor industry;

•	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or any natural disaster, in each case, after the date hereof that do not disproportionately, in a material respect, affect Volterra and its subsidiaries, taken as a whole relative to the other companies in the semiconductor industry; or

•	any stockholder class action or derivative litigation commenced against Volterra since the date of the Merger Agreement and arising from allegations of breach of fiduciary duty of Volterra’s directors relating to their approval of the Merger Agreement or from allegations of false or misleading public disclosure by Volterra with respect to the Merger Agreement.

In the Merger Agreement, Maxim and the Purchaser have made customary representations and warranties to Volterra, including representations relating to: due organization; organizational documents; authority; binding nature of the Merger Agreement; non-contravention; consents; Section 251(h) inapplicability and interested stockholder status; information supplied for purposes of the Offer; legal proceedings; orders; no ownership of Shares; ownership of the Purchaser; no prior activities of the Purchaser; financing; and the absence of any other representations and warranties.

Conduct of Business. Between the date of the Merger Agreement and the earlier of the Effective Time, the valid termination of the Merger Agreement and the date that Maxim’s director designees constitute a majority of the members of the Volterra Board (the “Pre-Control Period”), except (x) with the prior written consent of Maxim (which will not be unreasonably withheld, conditioned or delayed), (y) as required by applicable law, or (z) as required by the Merger Agreement, Volterra is required to ensure that each of Volterra and its subsidiaries (i) conducts its business and operations in all material respects in the ordinary course of business consistent with past practices, and (ii) uses commercially reasonable efforts to preserve substantially intact its business organizations, to keep available the services of its current officers and key employees and to preserve the current beneficial relationships and goodwill of each of Volterra and its subsidiaries with material customers, suppliers, distributors and other persons with which Volterra and its subsidiaries (taken as a whole) have material business relations.

Also, during the Pre-Control Period and subject to the same exceptions noted above, Volterra shall not, and shall not permit any of its subsidiaries to:

•	declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities or rights, warrants or options to acquire any such shares or securities, subject to certain exceptions;

•	sell, issue, encumber, grant or authorize the issuance or grant of, or materially amend the terms of: (A) any capital stock or other security; (B) any option, restricted stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other security, except that Volterra and its subsidiaries may grant new equity-based compensation awards to employees of the Acquired Corporations in the ordinary course of business consistent with past practices, including to new hires; or (C) any instrument convertible into or exchangeable for any capital stock or other security, subject to certain exceptions;

•	split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock;

•	amend or otherwise modify any of the terms of any outstanding equity-based compensation award or other security or any related Contract;

•	adopt, approve or implement any “poison pill” or similar rights plan that could adversely affect the timely consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization or similar transaction;

•	form any subsidiary or acquire any equity interest in any other entity or enter into a joint venture, partnership or similar contract;

•	other than in the ordinary course of business consistent with past practices, enter into any contract with a term of greater than six months or involving obligations on the part of Volterra and its subsidiaries in excess of $750,000;

•	subject to certain exceptions (A) other than in the ordinary course of business consistent with past practices, acquire, lease or license any material right or asset, including intellectual property rights, from any other person; (B) sell or otherwise dispose of, or lease or license any material right or asset, including material intellectual property rights, to any other person; or (C) waive or relinquish any material right, including material intellectual property rights;

•	enter into any contract to purchase lease or otherwise acquire any interest in real property;

•	other than in the ordinary course of business consistent with past practices, enter into any contract regarding Volterra’s acquisition or sale of intellectual property rights, or by which Volterra would become a licensee or licensor of intellectual property rights, except for non-exclusive license of generally commercially available software;

•	except for short-term borrowings under existing lines of credit incurred in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of Volterra or its subsidiaries or guarantee any such indebtedness or any debt securities of another person;

•	commence or settle any legal proceeding (except with respect to non-material disputes as may arise from time to time in Volterra’s ordinary course of business);

•	change any financial accounting methods, principles or practices, except as required by law or United States generally accepted accounting principles;

•	(A) increase the amount of or accelerate the vesting or payment of the compensation, bonus or other benefits (including the severance pay) payable to any current or former employee, officer, independent contract, consultant or director of Volterra or its subsidiaries other than increases in salaries of employees (other than executive officers and directors) made in the ordinary course of business consistent with past practices so long as such increases made following the date of the Merger Agreement, in the aggregate, do not exceed 2% of payroll in any calendar year, (B) hire any employee, or enter into any consultant or independent contractor contract, other than in the ordinary course of business consistent with past practices, (C) except as required by law, enter into, establish, amend or terminate any Volterra employee benefit plan (or any plan, program or contract that would be a Volterra employee benefit plan if it were in effect as of the date of the Merger Agreement), (D) except as required by law, enter into or amend in any material respect any collective bargaining agreement or other contract with any labor organization or works’ council, or similar employee representative body, in each case, other than as required by law, pursuant to a Volterra employee benefit plan in effect as of the date of the Merger Agreement and disclosed to Maxim or as Volterra deems necessary or appropriate to avoid adverse tax consequences to itself or its current or former employee, officer, independent contract, consultant or director of Volterra or its subsidiaries, subject to certain exceptions and clarifications;

•	except in the ordinary course of business consistent with past practices: (A) change or rescind any material tax election, relating to taxes or any material tax accounting method; (B) amend any tax return; (C) settle or compromise any liability for taxes; (D) surrender or settle any claim relating to taxes; or (E) enter into any closing agreement relating to any tax;

•	incur or commit to any capital expenditures or any obligations or liabilities in connection therewith in excess of $750,000 for any three-month period (except, for the avoidance of doubt, pursuant to contracts that are in effect as of the date of the Merger Agreement);

•	enter into any contract that (A) limits or otherwise restricts Volterra and its subsidiaries, or that would, after the Effective Time, limit or restrict, any of Volterra and its subsidiaries, the Surviving Corporation, Maxim or any of their respective affiliates, from engaging or competing in any line of business, in any location or with any person or (B) would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•

enter into, terminate or materially amend any material contract or contract with a governmental authority or any other contract that would have been required to be disclosed to Maxim as a result of entering into the Merger Agreement if entered into prior to the date of the Merger Agreement, other than in the ordinary course of business consistent with past practices, (ii) amend or modify the engagement letter with Goldman Sachs & Co. to increase compensation or modify the circumstances under which such compensation is payable thereunder or (iii) pay any success or similar fee to any of Volterra’s and its subsidiaries’ advisors (other than engagement letter with Goldman Sachs & Co. in accordance with the engagement letter in the form as of the date of the Merger Agreement), accountants or attorneys; or

•	agree or commit to take any of the foregoing actions;

The Merger Agreement provides that nothing therein will give Maxim, directly or indirectly, the right to control or direct Volterra’s or its subsidiaries’ operations prior to the Acceptance Time. Prior to the Acceptance Time, Volterra shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Employee Matters. Maxim has agreed that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or laws: (i) all employees of the Volterra and its subsidiaries who are citizens of the United States of America or are otherwise legally employed in the United States of America and who continue their employment with Maxim, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) will be eligible to participate in Maxim’s employee benefit plans, including its bonus, severance, health, welfare, vacation and retirement plans (the “Maxim Employee Plans”), to substantially the same extent as similarly situated employees of Maxim; (ii) for purposes of determining a Continuing Employee’s eligibility to participate in Maxim Employee Plans (other than Maxim’s service years program), such Continuing Employee will receive credit under such plans for his or her years of continuous service with Volterra and its subsidiaries prior to the Effective Time to the same extent as such service was recognized under any analogous Volterra employee benefit plan in effect immediately prior to the Effective Time; (iii) for purposes of each Maxim Employee Plan providing medical, dental, pharmaceutical, life insurance and/or vision benefits to any Continuing Employee, Maxim will, or will cause the Surviving Corporation to, use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Maxim Employee Plan to be waived for such employee and his or her covered dependents; and (iv) to the extent the Closing occurs on or prior to December 31, 2013, in lieu of its obligations set forth in clause “(iii)” of this sentence, Maxim will be entitled to cause any Volterra employee benefit plan providing medical, dental, pharmaceutical, life insurance and/or vision benefits to remain in effect through December 31, 2013.

Necessity of a Stockholders Meeting. Following the Acceptance Time and prior to the Effective Time, if Maxim, the Purchaser and any other subsidiary of Maxim collectively own at least one share more than 50% of the number of Shares that are then issued and outstanding, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition and in any event within one business day of such acquisition, without a meeting of the stockholders of Volterra, in accordance with Section 251(h), except that, if Section 251(h) is determined to not be applicable to the Merger and if Maxim, the Purchaser and any other subsidiary of Maxim collectively acquire more than 90% of the number of Shares that are then issued and outstanding as a result of the exercise of the Top-Up Option, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of Volterra, in accordance with Section 253 of the DGCL.

Furthermore, if, following the Acceptance Time, a vote of the stockholders of Volterra is necessary in order to consummate the Merger pursuant to the DGCL, Volterra will, as promptly as practicable following such determination, take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement (the “Company Stockholders Meeting”), and will prepare and file with the SEC preliminary proxy materials. Subject only to Volterra’s rights set forth under “—No Solicitation Provision,” the Proxy Statement will reflect the Company Board Recommendation and, unless the Merger Agreement has been validly terminated, again subject only to Volterra’s rights set forth under “—No Solicitation Provision,” Volterra will take all lawful action to solicit from the holders of Shares proxies in favor of the proposal to adopt the Merger Agreement and approve the Merger and will take all other action necessary or advisable to secure the required vote of the stockholders of Volterra.

No Solicitation Provisions. Volterra may not directly or indirectly, and must cause each of its Subsidiaries and any representative of Volterra or its subsidiaries on behalf of Volterra or its subsidiaries not to, directly or indirectly (other than with respect to Maxim and the Purchaser):

•

solicit, initiate or knowingly encourage, assist or facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each as defined below) (including by approving any transaction, or approving any person (other than Maxim and its affiliates) becoming an “interested stockholder” for purposes of Section 203 of the DGCL);

•	furnish or otherwise provide access to any non-public information regarding Volterra or its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry (except to disclose the existence of these restrictions and the Merger Agreement); or

•	approve (by resolution of the Volterra Board or committee thereof), enter into or adopt or recommend to any holders of Shares, any letter of intent or similar contract (whether written or oral, binding or nonbinding) with respect to any Acquisition Proposal or Acquisition Inquiry.

Volterra must, and must cause each of its subsidiaries and any representatives acting on behalf of Volterra or any of its subsidiaries to immediately cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any person that relate to any Acquisition Proposal or Acquisition Inquiry and promptly request the prompt return or destruction of all copies of any Volterra confidential information previously provided to such persons by Volterra or any of its subsidiaries or any representative of Volterra or any of its subsidiaries, in accordance with the provisions of any written agreement between Volterra and such person. Volterra must also promptly prohibit any person other than Maxim and its representatives from having access to any physical or electronic data rooms relating to a possible Acquisition Proposal or Acquisition Inquiry. Volterra or any of its subsidiaries may not grant a waiver or release under any standstill agreement in effect as of the date of the Merger Agreement or amend, modify or grant permission under any provision thereof, except that Volterra is permitted to grant a waiver or release under any standstill agreement in effect on the date of the Merger Agreement solely to the extent necessary to permit the person subject to the standstill agreement to make and engage in discussions with respect to, and negotiate, consistent with the terms and provisions of the no solicitation provisions, an Acquisition Proposal from such Person that was made in circumstances not involving a breach of the no solicitation provisions, if the Volterra Board determines in good faith, after consulting with Volterra’s outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law. Volterra must provide written notice to Maxim of the waiver or release of any standstill by Volterra promptly (and in any event within 24 hours) following such waiver or release, which notice will include the identity of the person or group receiving the waiver or release)

Notwithstanding the foregoing, prior to the Acceptance Time, Volterra may furnish non-public information regarding Volterra and its subsidiaries to, and enter into discussions or negotiations with, any person in response to (and in connection with) an unsolicited bona fide, written Acquisition Proposal or Acquisition Inquiry that did not result from a breach of the of the no solicitation provisions that is submitted to Volterra by such person (and not withdrawn) if:

•	the Volterra Board determines in good faith, after consulting with Volterra’s independent financial advisor and outside legal counsel, that (i) such Acquisition Proposal or Acquisition Inquiry constitutes or would reasonably be expected to result in a Superior Offer (as defined below) and (ii) failure to furnish any such non-public information to, or to enter into discussions or negotiations with, such person would be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law; and

•

concurrently or prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such person, Volterra: (A) gives Maxim written notice of the identity of such person and of Volterra’s intention to furnish non-public information to, or enter into discussions or negotiations with, such person (and with respect to any third party with whom Volterra entered into a confidentiality agreement prior to August 12, 2013, prior to furnishing any such non-public information to such third party or entering into any negotiations or discussions with such third party, the Company and such third party will amend the applicable written agreement to expressly permit Volterra to comply with its obligations under the no solicitation provisions to provide information to Maxim regarding the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms and provisions of such Acquisition Proposal or Acquisition Inquiry); and (B) receives from such person an executed Acceptable Confidentiality Agreement (as defined below) (a copy of which will promptly, and in any event within 24 hours following execution thereof, be provided to Maxim for informational purposes only) and prior to or concurrently with furnishing any such non-public information to such person, Volterra furnishes such non-public information to Maxim (to the extent such non-public information has not been previously made available by Volterra to Maxim).

Furthermore, if Volterra or any of its subsidiaries or any of their respective representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Control Period, Volterra must promptly (and in no event later than 24 hours after receipt of (A) such Acquisition Proposal or written Acquisition Inquiry (or 36 hours after receipt of any oral Acquisition Inquiry); or (B) any amendments or modifications to an Acquisition Proposal or Acquisition Inquiry) advise Maxim in writing of such Acquisition Proposal or Acquisition Inquiry or amendment or modification to any Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry or amendment or modification thereto and providing to Maxim an unredacted copy of such Acquisition Proposal or Acquisition Inquiry or such amendment or modification that, in each case, includes the material terms and conditions thereof). Volterra must keep Maxim reasonably informed on the status and material details of any such Acquisition Proposal or Acquisition Inquiry. Notwithstanding the foregoing but subject to the requirements with respect to third parties with whom Volterra entered into a confidentiality agreement prior to August 12, 2013, none of Volterra nor any of its subsidiaries is obligated to advise Maxim of such Acquisition Proposal or Acquisition Inquiry in the manner contemplated by the prior sentences if doing so would violate any written agreement between Volterra and a third party that was entered into prior to August 12, 2013.

Except as permitted by the two following paragraphs, neither the Volterra Board nor any committee thereof may:

•	withdraw or modify in a manner adverse to Maxim or the Purchaser, permit the withdrawal or modification in a manner adverse to Maxim or the Purchaser, or publicly propose to withdraw or modify in a manner adverse to Maxim or the Purchaser, the Company Board Recommendation, or resolve, agree or propose to take any of the actions contemplated by this bullet point (any action described in this bullet point being referred to as an “Adverse Recommendation Change”); or

•	approve, endorse, accept or recommend, or publicly propose to approve, endorse, accept or recommend, any Acquisition Proposal, or cause or permit Volterra or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or contract (whether binding or nonbinding) constituting or relating to, or that is intended to, contemplates or is reasonably likely to result in, an Acquisition Transaction, other than an Acceptable Confidentiality Agreement, or resolve, agree or propose to take any of the actions contemplated by this bullet point.

The Merger Agreement provides that notwithstanding anything to the contrary contained in the Merger Agreement, the Volterra Board may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change and thereafter may cause Volterra to terminate the Merger Agreement as set forth below and, concurrently with such termination, cause Volterra to enter into a Specified Definitive Acquisition Agreement (as defined below) in accordance and subject to compliance with such provisions, in each case, if: (i) a bona fide, written Acquisition Proposal that did not result from a breach of the no solicitation provisions is made to Volterra and is not withdrawn; (ii) the Volterra Board determines in good faith, after consulting with Volterra’s independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer; (iii) the Volterra Board determines in good faith, after consulting with Volterra’s outside legal counsel, that, in light of such Superior Offer, failure to make an Adverse Recommendation Change or failure to take action pursuant to such termination provisions would be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law; (iv) prior to effecting such Adverse Recommendation Change or taking action pursuant to such termination provisions, the Volterra Board will have given Maxim at least four business days’ prior written notice: (A) that it has received a Superior Offer; (B) that it intends to consider making an Adverse Recommendation Change or take action pursuant to such termination provisions as a result of such Superior Offer; and (C) providing to Maxim an unredacted copy of the Superior Offer that is the basis of such proposed action, including the identity of the person making such offer (it being understood and agreed that any change to the consideration payable in connection with such Superior Offer or any other modification of a material term thereof will require a new advance written notice by Maxim (except that the four business day period referred to above will be reduced to two business days)) together with any documents providing for financing commitment related to such Superior Offer (including any redacted fee letter provided to Maxim); (v) during any such notice period(s), Volterra engages (to the extent requested by Maxim) in good faith negotiations with Maxim to amend the Merger Agreement in such a manner that such Superior Offer would no longer constitute a Superior Offer (it being understood that Volterra will not enter into any Specified Definitive Acquisition Agreement with respect to such Superior Offer during such notice period(s)); and (vi) at the time of any Adverse Recommendation Change and the taking of action pursuant to such termination provisions, the Volterra Board determines in good faith, after consulting with Volterra’s outside legal counsel, that the failure to make an Adverse Recommendation Change or the failure to take action pursuant to such termination provisions would still be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law in light of such Superior Offer (taking into account any changes to the terms and provisions of the Merger Agreement proposed by Maxim as a result of the negotiations required by the foregoing or otherwise). If following the execution by the parties hereto of an amendment to the Merger Agreement providing for revisions to the terms and provisions of the transactions contemplated by the Merger Agreement that obviate the need for an Adverse Recommendation Change and the taking of actions pursuant to such termination provisions, Volterra receives another Acquisition Proposal or Acquisition Inquiry, then the foregoing provisions will be again be applicable.

Furthermore, notwithstanding anything to the contrary contained in the Merger Agreement, the Volterra Board may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change, if: (i) there will occur or arise after the date of the Merger Agreement a material event, material development or material change in circumstances that does not relate to any Acquisition Proposal or any Acquisition Inquiry that was not known by the Volterra Board on the date of the Merger Agreement, which event, development or change in circumstance becomes known to the Volterra Board prior to the Acceptance Time and is materially more favorable to the recurring financial condition of Volterra and its subsidiaries, taken as a whole, other than (A) developments or changes in the semiconductor industry, (B) changes in the market price or trading volume of the Shares, (C) the timing of any approval of any governmental authority required for the consummation of the transactions contemplated by the Merger Agreement, (D) the fact that, in and of itself, Volterra exceeds internal or published projections or (E) as a result of any development with respect to, or resolution of (whether by settlement, dismissal, order, judgment, injunction or otherwise) of any pending legal proceeding (any such material event, material development or material change in circumstances unrelated to an Acquisition Proposal or an Acquisition Inquiry being referred to as an “Intervening Event”); (ii) the Volterra Board determines in good faith, after consulting with Volterra’s independent financial advisor and outside legal counsel, that, in light of such Intervening Event, failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware laws; (iii) no Adverse Recommendation Change has been made for four business days after receipt by Maxim of a written notice from Volterra setting forth a description of such Intervening Event in reasonable detail and confirming that the Volterra Board has determined that the failure to make such an Adverse Recommendation Change in light of such Intervening Event would be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law; (iv) during such four business day notice period, Volterra keeps Maxim reasonably informed of all material developments with respect to such Intervening Event and engages (to the extent requested by Maxim) in good faith negotiations with Maxim to amend the Merger Agreement in such a manner that failure to make an Adverse Recommendation Change as a result of such Intervening Event would no longer be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law; and (v) at the time of any Adverse Recommendation Change, the Volterra Board determines in good faith, after consulting with Volterra’s independent financial advisor and outside legal counsel, that the failure to make an Adverse Recommendation Change would still be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law in light of such Intervening Event (taking into account any changes to the terms and provisions of the Merger Agreement proposed by Maxim as a result of the negotiations required by the foregoing or otherwise).

The Merger Agreement provides that nothing contained in the Merger Agreement prohibits Volterra from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; or (ii) making any disclosure to its stockholders if the Volterra Board determines in good faith, after consulting with Volterra’s outside legal counsel, that failure to do so would be reasonably likely to result in a breach of the fiduciary duties of the Volterra Board under applicable Delaware law, except that, (x) the foregoing will not be deemed to permit the Volterra Board to make an Adverse Recommendation Change, except as provided in the two preceding paragraphs, and (y) any such position or disclosure in connection with a tender offer or exchange offer, other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes reaffirmation of the Company Board Recommendation and a reaffirmation of the approval by the Volterra Board of the transactions contemplated by the Merger Agreement will be deemed to be an Adverse Recommendation Change.

Any breach or violation of the no solicitation restrictions by Volterra or any of its subsidiaries or any of their respective representatives will be deemed to be a breach or violation of the no solicitation provisions by Volterra.

As used in the Merger Agreement, an “Acquisition Inquiry” means an inquiry or request for information (other than an inquiry or request for information made or submitted by Maxim or any of its affiliates) that would reasonably be expected to lead to an Acquisition Proposal.

As used in the Merger Agreement, an “Acquisition Proposal” means any offer, proposal or indication of interest (other than an offer, proposal or indication of interest made or submitted by Maxim or any of its affiliates) contemplating any Acquisition Transaction.

As used in the Merger Agreement, an “Acquisition Transaction” means any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement) involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Volterra or any of its subsidiaries is a constituent corporation; (ii) in which a person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 20% or more of any such class) of Volterra or any of its subsidiaries or the surviving entity in a merger or the resulting direct or indirect parent of Volterra or any of its subsidiaries or such surviving entity; or (iii) in which Volterra or any of its subsidiaries issues securities representing 20% or more of the outstanding securities of any class of voting securities of Volterra or any of its subsidiaries (or instruments convertible into or exercisable or exchangeable for 20% or more of any such class);

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Volterra and its subsidiaries; or

•	any liquidation or dissolution of Volterra or any of its subsidiaries.

As used in the Merger Agreement, a “Superior Offer” means an unsolicited bona fide written Acquisition Proposal made in circumstances not involving a breach of the no solicitation provisions in exchange for consideration consisting exclusively of cash or publicly traded equity or debt securities that, if consummated, would result in a person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (a) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of Volterra or of the surviving entity in a merger or the resulting direct or indirect parent of Volterra or such surviving entity; or (b) 50% or more of the assets of Volterra and its subsidiaries, taken as a whole, which the Volterra Board determines in good faith, after consulting with Volterra’s independent financial advisor and outside legal counsel, is more favorable to Volterra’s stockholders from a financial point of view than the terms of the Offer or the Merger, taking into account all financial, legal, regulatory and other aspects (including the likelihood of consummation on the terms proposed) of such Acquisition Proposal and the person making the Acquisition Proposal and taking into account the timing of the consummation of the transactions contemplated by such Acquisition Proposal (including any changes to the terms of the Merger Agreement proposed by Maxim to Volterra in response to such Acquisition Proposal or otherwise, and any fees payable by Volterra under the Merger Agreement).

As used in the Merger Agreement, an “Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to Volterra, and no more beneficial to the counterparty, in any substantive respect than those contained in the confidentiality agreement between Volterra and Maxim (as amended), provided that such confidentiality agreement will not prohibit, or adversely affect the rights of Volterra thereunder upon, compliance by Volterra with the provisions of the Merger Agreement.

Obligation of Maxim. Maxim will cause the Purchaser to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Purchaser under the Merger Agreement.

Indemnification and Insurance. The Merger Agreement provides that the Surviving Corporation and its subsidiaries will, and Maxim will cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of Volterra and each of its subsidiaries in favor of those persons who are former or current directors and officers of Volterra or its one of its subsidiaries as of the date of the Merger Agreement and any person who becomes a director or officer of Volterra or one of its subsidiaries prior to the time that Maxim’s designees to the Volterra Board constitute a majority of the Volterra Board in accordance with the Merger Agreement (the “Indemnified Persons”) for their acts and omissions as directors and officers occurring prior to the such time, as provided in the certificate of incorporation or bylaws of Volterra or of a subsidiary of Volterra and as provided in any indemnification agreements between Volterra or a subsidiary of Volterra and the Indemnified Persons made available to Maxim, which obligations will survive the Merger, are hereby assumed by the Surviving Corporation and will continue in full force and effect for a period of six years from the Effective Time and will not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this provision applies without the consent of such affected Indemnified Person.

From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation is required, and Maxim is required to cause the Surviving Corporation to, maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring at or prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Volterra as of the date of the Merger Agreement in the form disclosed by Volterra to Maxim prior to the date of the Merger Agreement (the “Existing D&O Policy”), covering each person covered by the Existing D&O Policy, on terms with respect to the coverage and amounts that are equivalent to those of the Existing D&O Policy, except that, the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage and the Surviving Corporation will not be required to pay annual premiums for the Existing D&O Policy or substitute policy in excess of the dollar amount agreed upon by Maxim and Volterra (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy or substitute policy exceed the Maximum Premium, the Surviving Corporation will be obligated to, and Maxim will be obligated to cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. However, Volterra may purchase a pre-paid, non-cancellable “tail” policy reasonably satisfactory to Maxim on the Existing D&O Policy for a claims reporting or discovery period of six years from the Effective Time and otherwise on terms and conditions that are no less favorable than the terms and conditions of the Existing D&O Policy, except that, the Company will not, without the prior written consent of Maxim, expend an amount for such tail policy in excess of the Maximum Premium. If such “tail” policy is purchased, the Surviving Corporation will, and Maxim will cause the Surviving Corporation to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving Corporation under the first sentence of this provision for so long as such “tail” policy will be maintained in full force and effect.

The Merger Agreement further provides if Maxim, the Surviving Corporation or any of its successors or assigns (i) consolidates or merges with any other Person that will not be the continuing or the surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Maxim or the Surviving Corporation, as the case may be, will assume the obligations set forth in the foregoing indemnification and insurance provisions.

Regulatory and Other Approvals. Each party to the Merger Agreement is required to use commercially reasonable efforts to file, as soon as practicable after the date of the Merger Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental body. As required by the Merger Agreement, Volterra and Maxim have already prepared and filed the notification and report forms required to be filed under the HSR Act. The Merger Agreement provides that Volterra and Maxim will prepare and file any notification or other document required to be filed under any applicable foreign antitrust or competition-related law of certain foreign competition authorities in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement promptly after the date of the Merger Agreement. Volterra and Maxim will respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission, the Department of Justice or certain foreign competition authorities for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, other foreign antitrust or competition authority or other governmental body in connection with antitrust or related matters. At the request of Maxim, Volterra must divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of itself or any of its subsidiaries if such action is conditioned upon the consummation of the Offer or the Merger.

Subject to the confidentiality provisions of the confidentiality agreement between Maxim and Volterra, Maxim and Volterra each is required to use commercially reasonable efforts to promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) the foregoing paragraph. Unless prohibited by law or any governmental body, and subject to the confidentiality provisions of the confidentiality agreement between the parties, each of Maxim and Volterra will: (i) consult with the other prior to taking a position with respect to any such filing; (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any governmental body by or on behalf of any party hereto in connection with any legal proceeding related solely to the Merger Agreement or the transactions contemplated by the Merger Agreement (including any such legal proceeding relating to any antitrust, competition or fair trade law); (iii) coordinate with the other in preparing and exchanging such information; and (iv) promptly provide the other (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any governmental body related solely to the Merger Agreement or the transactions contemplated by the Merger Agreement. However, Maxim and Volterra may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under the regulatory and other approval provisions as “Outside Counsel Only Material” or otherwise reasonably redact highly confidential content from the materials produced to the other.

Unless prohibited by law or any governmental body, each of Maxim and Volterra is required to notify the other promptly upon the receipt of: (i) any communication from any official of any governmental body in connection with any filing made pursuant to the Merger Agreement; (ii) knowledge of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the transactions contemplated by the Merger Agreement (and will keep the other party informed as to the status of any such legal proceeding or threat); and (iii) any request by any official of any governmental body for any amendment or supplement to any filing made pursuant to the Merger Agreement or any information required to comply with any law applicable to the transactions contemplated by the Merger Agreement. Maxim will be entitled to direct any defense of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Unless prohibited by law or any governmental body, whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to the regulatory and other approval provisions, Maxim or Volterra, as the case may be, will (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate in filing with the applicable governmental body such amendment or supplement.

Furthermore, Maxim and Volterra are required to use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other transactions contemplated by the Merger Agreement. Without limiting the generality of the foregoing, each party to the Merger Agreement is required to: (i) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) use commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and (iii) defend through litigation on the merits any claim asserted in court by the United States Department of Justice or United States Federal

Trade Commission under antitrust or competition-related law in order to avoid entry of any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by March 14, 2014.

Notwithstanding anything to the contrary in the Merger Agreement, nothing in the Merger Agreement will require Maxim or any of its subsidiaries to, nor will Volterra or any of its subsidiaries without the prior written consent of Maxim agree or offer to: (i) effect any divestiture of, or hold separate (including by establishing a trust or otherwise), or agree to restrict its ownership or operation of, any business or assets of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, or to enter into any settlement or consent decree, or agree to any undertaking, with respect to any business or assets of the Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, (ii) enter into, amend or agree to enter into or amend, any contract of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, that imposes any material limitations on the ability of Maxim or any of its affiliates to effectively exercise full rights of the Shares or (iii) otherwise waive, abandon or alter any material rights or material obligations of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser. The Merger Agreement further provides that, notwithstanding anything to the contrary contained in the Merger Agreement, in connection with obtaining any consent from any third party, without the prior written consent of Maxim, none of Volterra or any of its subsidiaries or any of their respective representatives, may pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such person.

Stockholder Litigation. Volterra is required to give Maxim the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against Volterra and/or its officers or directors relating to any of the transactions contemplated by the Merger Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. Volterra may not enter into any settlement agreement in respect of any stockholder litigation against it and/or its directors or officers relating to any of the transactions contemplated by the Merger Agreement without Maxim’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Conditions Precedent to the Merger. The respective obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

•	if required by applicable law in order to consummate the Merger, the Merger Agreement will have been duly approved by the required vote of the stockholders of Volterra;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger will have been issued by any court or other governmental body of competent jurisdiction and remain in effect, and there will not be any law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal, except that, that prior to invoking this condition, a party will have taken all actions expressly required of such party under the Merger Agreement to have any such injunction, order or law or other prohibition lifted; and

•	the Purchaser will have accepted for payment and paid for the Shares validly tendered (and not withdrawn) pursuant to the Offer (including any “subsequent offering period” provided by the Purchaser pursuant to the Merger Agreement).

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned (other than in the case of the first bullet point below, by written notice of the terminating party (acting through such party’s board of directors or its designee) to the other parties):

•	by mutual written consent of Maxim and Volterra at any time prior to the Acceptance Time;

•

by either Maxim or Volterra at any time prior to the Effective Time (notwithstanding if the required vote of the stockholders of Volterra, if required by applicable law, has been obtained) if a United States court or other United States governmental body of competent jurisdiction shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of: (i) permanently restraining, enjoining or otherwise prohibiting the acquisition or acceptance for payment of, or payment for, Shares pursuant to the Offer or the

Merger; or (ii) making the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal, except that, a party shall not be permitted to terminate the Merger Agreement pursuant to this bullet point if the issuance of such order, decree or ruling or the taking of such action is attributable to the failure of such party to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

•	by either Maxim or Volterra if the Acceptance Time shall not have occurred on or prior to March 14, 2014, except that that a party will not be permitted to terminate the Merger Agreement pursuant to this bullet point if the failure of the Acceptance Time to occur on or prior to March 14, 2014 is attributable to the failure of such party to fulfill any obligations under the Merger Agreement;

•	by Maxim after (but in any event prior to the Acceptance Time) a Triggering Event (as defined below) shall have occurred;

•	subject to Volterra’s compliance with the no solicitation provisions with respect to an Adverse Recommendation Change related to a Superior Offer, by Volterra at any time prior to the Acceptance Time in order to accept a Superior Offer and enter into a binding, written, definitive agreement providing for the consummation of the transaction contemplated by such Superior Offer (the “Specified Definitive Acquisition Agreement”), if: (i) the Volterra Board authorizes Volterra, subject to complying with the terms of the Merger Agreement, to enter into a Specified Definitive Acquisition Agreement; and (ii) immediately prior to or substantially concurrently with the termination of the Merger Agreement, Volterra enters into the Specified Definitive Acquisition Agreement with respect to such Superior Offer and concurrently pays Maxim the required Termination Fee and Transaction Expenses;

•	by Maxim at any time prior to the Acceptance Time if: (i) any of Volterra’s representations or warranties contained in the Merger Agreement shall be inaccurate as of the date of the Merger Agreement or shall have become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date), such that any of the Offer Conditions relating to the accuracy of the representations and warranties (see the first three bullet points under “—Conditions of the Offer”) would not be satisfied; or (ii) Volterra shall have failed to comply with or perform its covenants or agreements contained in the Merger Agreement, such that the Offer Conditions relating to compliance with covenants (see the fourth point under “—Conditions of the Offer”) would not be satisfied, except that, if: (A) any inaccuracy in any of Volterra’s representations or warranties or failure to comply with or perform Volterra’s covenants or agreements is curable by Volterra prior to the earlier of March 14, 2014 or 20 days after the date on which Volterra is notified by Maxim in writing of such inaccuracy or failure to comply with or perform; and (B) Volterra is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then Maxim may not terminate the Merger Agreement under this bullet point on account of such inaccuracy or failure to perform: (1) during such 20-day (or shorter) period; or (2) after such 20-day period, if such inaccuracy or failure to comply with or perform shall have been fully cured in a manner that does not result in a breach of any covenant or agreement of Volterra;

•

by Volterra at any time prior to the Acceptance Time if: (i) any of Maxim’s representations or warranties contained in the Merger Agreement shall have been inaccurate as of the date of the Merger Agreement or shall have become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date) and such inaccuracy in such representations or warranties has a material adverse effect on Maxim’s or the Purchaser’s ability to purchase and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer and effect the Merger or Maxim’s or the Purchaser’s ability to otherwise consummate the transactions contemplated by the Merger Agreement; or (ii) Maxim shall have failed to comply with or perform its covenants or agreements contained in the Merger Agreement and such failure has a material adverse effect on Maxim’s or the Purchaser’s ability to purchase and pay for the Shares validly tendered (and not withdrawn) pursuant to the Offer and effect the Merger or Maxim’s or the Purchaser’s ability to otherwise consummate the transactions contemplated by the Merger Agreement, except that, if: (A) any inaccuracy in any of Maxim’s representations or warranties or failure to comply with or perform Maxim’s covenants or agreements is curable by Maxim prior to the earlier of March 14, 2014 or 20 days after the date on which Maxim is notified by Volterra in writing of such breach or failure to comply with or perform; and (B) Maxim is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then Volterra may not terminate the Merger Agreement under this bullet point on account of such inaccuracy or failure to perform: (1) during such 20-day (or shorter) period; or (2) after such 20-day period, if such inaccuracy or failure to comply with or perform shall have been fully cured in a manner that does not result in a breach of any covenant or agreement of Maxim or the Purchaser; or

•	by Maxim, if any time prior to the Acceptance Time, there has been a Company Material Adverse Effect and the Company Material Adverse Effect has not been cured within 90 days after the date on which Volterra is notified by Maxim in writing of such Company Material Adverse Effect.

Termination Fee. Volterra must pay to Maxim, in cash, the sum of (A) a non-refundable fee in the amount of $21,000,000 (the “Termination Fee”) and (B) the Transaction Expenses up to $6,000,000 (as defined below), by wire transfer of immediately available funds to an account designated by Maxim to Volterra, in the following circumstances:

•	If the Merger Agreement is terminated by Maxim or Volterra because the Acceptance Time shall not have occurred on or prior to March 14, 2014, in accordance with such termination provision, and:

•	at or prior to the time of such termination an Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and not withdrawn; and

•	within twelve months after the date of any such termination, an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is consummated or a definitive agreement contemplating an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is executed, then Volterra will pay to Maxim, in cash at the time such Acquisition Transaction is consummated or such definitive agreement is executed, the Termination Fee and the Transaction Expenses up to $6,000,000.

For purposes of this bullet point, the term “Acquisition Transaction” will have the meaning set forth below, except that all references to “20% or more” therein will be deemed to be references to “50% or more.”

•	If the Merger Agreement is terminated by: (A) Maxim as a result a Triggering Event having occurred; (B) Maxim or Volterra pursuant to any other termination provision following the occurrence of a Triggering Event and prior to the Acceptance Time; or (C) Volterra to accept a Superior Offer and enter into a Specified Definitive Acquisition Agreement, in each case, in accordance with the applicable termination provision, then Volterra will pay to Maxim, the Termination Fee and the Transaction Expenses up to $6,000,000. In the case of termination of the Merger Agreement in the manner set forth in clauses “(A)” or “(B)” of this bullet point, the Termination Fee and the Transaction Expenses (up to $6,000,000) will be paid by Volterra within two business days after such termination; and in the case of termination of the Merger Agreement in the manner set forth in clause “(C)” of this bullet point, the Termination Fee and the Transaction Expenses (up to $6,000,000) will be paid by Volterra concurrently with such termination.

The parties to the Merger Agreement acknowledge and agree that in no event will Volterra be required to pay the Termination Fee and the Transaction Expenses (up to $6,000,000) on more than one occasion, whether or not the Termination Fee and the Transaction Expenses (up to $6,000,000) may be payable under more than one provision of the Merger Agreement at the same time or at different times and the occurrence of different events.

As used in the Merger Agreement, a “Triggering Event” is deemed to have occurred if: (a) the Volterra Board or any committee thereof shall have made an Adverse Recommendation Change; (b) Volterra shall have failed to include in the Schedule 14D-9 the Company Board Recommendation or to permit Maxim to include the Company Board Recommendation in the offer documents; (c) an Acquisition Proposal or Acquisition Inquiry is publicly announced, and Volterra fails to issue a press release that reaffirms its recommendation of the Merger Agreement, the Offer and the Merger, within ten business days (or if earlier, prior to the Acceptance Time) after such Acquisition Proposal or Acquisition Inquiry is publicly announced; (d) a tender or exchange offer for outstanding Shares shall have been commenced (other than by Maxim or the Purchaser) and Volterra shall not have (x) issued a press release that expressly reaffirms the Company Board Recommendation within five business days after Maxim so requests in writing or (y) filed, within ten business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Acceptance Time), a Schedule 14D-9 disclosing that Volterra recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement, the

Offer and the Merger; (e) the Volterra Board shall have publicly approved, endorsed or recommended an Acquisition Proposal or Acquisition Inquiry; or (f) Volterra shall have entered into a letter of intent or contract contemplating or providing for an Acquisition Proposal.

As used in the Merger Agreement, “Transaction Expenses” means the cash amount necessary to reimburse Maxim, the Purchaser and each of their respective affiliates for all reasonable out-of-pocket fees and expenses incurred (whether or not billed) at any time (whether before, on or after the date of the Merger Agreement) prior to the termination of the Merger Agreement by any of them or on their behalf in connection with the Offer, the Merger and any other transactions contemplated by the Merger Agreement or their due diligence investigation of Volterra including (i) the fees and expenses of counsel, accountants, investment banking firms, financial or professional advisors or experts and their respective counsel and representatives and (ii) certain fees and expenses related to the consummation of the Merger that are, by agreement of the parties, allocated to Maxim, except that, in no event will Transaction Expenses exceed $6,000,000.

Amendment. Subject to the second paragraph under “—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer,” the Merger Agreement may be amended with the approval of the respective boards of directors of Volterra and Maxim at any time prior to the Effective Time, except that, no amendment will be made which by applicable laws requires further approval of the stockholders of Volterra without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

The Tender and Support Agreement

In connection with the execution and delivery of the Merger Agreement, Maxim, the Purchaser and certain directors and officers of Volterra (the “Stockholders”) entered into the Tender and Support Agreement.

Pursuant to the Tender and Support Agreement, the Stockholders agreed to (a) irrevocably tender the Covered Securities (as defined below) (or to cause the Covered Securities to be tendered) into the Offer no later than seven business days after the receipt by such Stockholder of all offer documents, including the letter of transmittal with respect to the Covered Shares and other documents or instruments required to be delivered pursuant to the terms of the Offer, (b) not withdraw the Covered Securities (or to not cause the Covered Securities to be withdrawn) from the Offer at any time (unless the Tender and Support Agreement is validly terminated as set forth below) and (c) take all actions (or to cause all actions to be taken by its affiliates) necessary to effectuate the foregoing. In furtherance of the foregoing, at the time of such tender, each Stockholder will (i) deliver to the depositary agent or paying agent designated in the Offer (A) a letter of transmittal with respect to the Covered Securities complying with the terms of the Offer, (B) a certificate or certificates representing the Covered Securities or an “agent’s message” (or such other evidence, if any, of transfer as the depositary agent or paying agent may reasonably request) in the case of a book-entry transfer of any Covered Securities and (C) all other documents or instruments, to the extent applicable, in the form required to be delivered by the other stockholders of Volterra pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other person that is the holder of record of any Covered Securities to tender such Covered Securities pursuant to and in accordance with the terms of the Offer. Notwithstanding anything in the Tender and Support Agreement to the contrary, nothing in the Tender and Support Agreement will require any Stockholder or any of its affiliates to exercise any stock option or other equity award or require any Stockholder to purchase any Shares. Upon the termination of the Tender and Support Agreement, Maxim and the Purchaser will promptly return, and will cause any depository or paying agent acting on behalf of Maxim or the Purchaser to return, as soon as practicable (and in any event in accordance with applicable law), all tendered Covered Securities to each Stockholder.

From and after the date of the Tender and Support Agreement until the Termination Date, each Stockholder irrevocably and unconditionally hereby agrees that if the Covered Shares have not been previously accepted for payment pursuant to the Offer, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s stockholders, however called, or in connection with any written consent of the Company’s stockholders, each Stockholder will (i) appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat (including by proxy) for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the

Covered Securities beneficially owned by such Stockholder and entitled to vote thereat as of the relevant time, as follows (in each case, to the extent such matter is submitted to a vote or written consent of the Company’s stockholders):

•	in favor of the adoption of the Merger Agreement and the approval of the Merger, including each other action, agreement and transaction in furtherance of the Offer, the Merger Agreement and the Merger, to the extent contemplated thereby;

•	against approval of any Acquisition Proposal, Acquisition Transaction or any agreement related thereto;

•	against each of the following actions (other than the Offer, the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Volterra or any of its subsidiaries; (ii) any sale, lease, transfer of a material amount of the assets of Volterra or any of its subsidiaries, taken as a whole; or (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Volterra or any of its subsidiaries;

•	against any other action, agreement, proposal or transaction that would reasonably be expected to result in a material breach of any representation, warranty or covenant or any other obligation or agreement of such Stockholder under the Tender and Support Agreement, or, to the knowledge of such Stockholder, of Volterra under the Merger Agreement; and

•	against any other action, agreement, proposal or transaction that would reasonably be expected to compete with, impede, interfere with, delay or postpone, discourage, adversely affect or inhibit, in each case in any material respect the consummation of the Offer or the Merger in accordance with the Merger Agreement, including: (i) an election of new members to the Volterra Board, other than nominees to the Volterra Board who are serving as directors of Volterra on the date of the Tender and Support Agreement, who are nominated for election by a majority of the Volterra Board, or as otherwise provided in the Merger Agreement; or (ii) any material change in the present capitalization of Volterra or any amendment or other change to Volterra’s certificate of incorporation or bylaws, except as may be contemplated by the Merger Agreement or as may be approved in writing by Maxim.

Except as set forth in the preceding paragraph, nothing in the Tender and Support Agreement will limit the right of any Stockholder to vote any Shares in favor of, or against, or to abstain from voting with respect to, any matter presented to the Company’s stockholders, in its sole discretion.

Except as contemplated by the Tender and Support Agreement, from and after the execution and delivery of the Tender and Support Agreement until the Termination Date, each Stockholder hereby agrees that such Stockholder will not (a) directly or indirectly, sell, transfer, tender in any tender or exchange offer (other than the Offer), assign, pledge, hypothecate, gift, place in trust or otherwise dispose of, including by way of merger, consolidation, share exchange or similar transaction, whether voluntarily or by operation of law, or limit its right, title or interest or right to vote in any manner any of the Covered Securities (each, a “Transfer”), or agree in writing to conduct a Transfer, (b) grant any proxies or powers of attorney with respect to any of the Covered Securities, deposit any of the Covered Securities into a voting trust or enter into a voting agreement, option agreement or other similar Contract with respect to any of the Covered Securities, (c) cause any of the Covered Securities to be, or become subject to, any liabilities, claims, liens, options, proxies, charges, participations and other encumbrances of any kind or character whatsoever, other than those arising under the securities law or under Volterra’s governance documents, or (d) take any action with the express intention of making any representation or warranty of such Stockholder contained herein untrue or incorrect or preventing or disabling such Stockholder from performing any of its obligations under the Tender and Support Agreement, in each case, other than (i) (A) any Transfer to a spouse, parent, child, brother or sister, adopted child or grandchild of the Stockholder; (B) any Transfer to any trust, the trustees of which include only the Stockholder and/or the other persons named in clause “(A)” of this sentence and the beneficiaries of which include only the Stockholder and/or the persons named in clause “(A)” of this sentence; (C) any Transfer to any corporation, limited liability company or partnership, the shareholders, members or general and limited partners of which include only the persons named in clause (A) or (B) of this sentence; (D) if the Stockholder is a trust, any Transfer to the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust; (E) any Transfer upon the death of the Stockholder; or (F) shares Transferred under a trading plan pursuant to Rule 10b5-1 under the Exchange Act that exists as of the date of the Tender and Support Agreement, except that, prior to and as a condition to the effectiveness of any Transfer, (x) each proposed transferee agrees to be bound in writing by the Tender and

Support Agreement, and (y) each proposed transferee agrees and acknowledges that such person will constitute a Stockholder for all purposes of the Tender and Support Agreement, or (ii) as Maxim and the Purchaser may otherwise agree in writing. Each Stockholder hereby directs Volterra to, promptly following the date hereof, deliver written instructions to Volterra’s transfer agent stating that the Shares owned by such Stockholder may not be Transferred without the prior written consent of Maxim or except as provided in the Tender and Support Agreement.

The Tender and Support Agreement will terminate and be of no further force or effect upon the earliest to occur of (such applicable date, the “Termination Date”) (a) the Effective Time, (b) the date of termination of the Merger Agreement, (c) the entry without the prior written consent of such Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or merger price, which is the same as the Offer Price as noted above, (d) mutual consent of the parties hereto, (e) the termination of the Tender and Support Agreement by written notice from Maxim to the Stockholders, (f) the termination or withdrawal of the Offer by Maxim or the Purchaser, or (g) the expiration of the Offer without the Purchaser having accepted for payment Shares validly tendered in the Offer.

As of August 15, 2013, there was a total of 509,267 Covered Securities, comprising approximately 2.0% of the Shares.

13.	Purpose of the Offer; Plans for Volterra.

Purpose of the Offer. The purpose of the Offer and the Merger is for Maxim, through the Purchaser, to acquire control of, and the entire equity interest in, Volterra. Pursuant to the Merger, Maxim will acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable, pursuant to Section 251(h) or, if Section 251(h) is determined to be inapplicable to the Merger, pursuant to a short-form merger under Section 253 of the DGCL. If the Merger cannot be consummated pursuant to either Section 251(h) or Section 253 of the DGCL and a vote of the stockholders of Volterra is necessary in order to consummate the Merger pursuant to the DGCL, Volterra will, as promptly as practicable following such determination, take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement. After completion of the Offer and the Merger, Volterra will be a wholly owned subsidiary of Maxim.

Stockholders of Volterra who tender their Shares into the Offer will cease to have any equity interest in Volterra or any right to participate in its earnings and future growth after the Acceptance Time. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Volterra. On the other hand, after tendering their Shares into the Offer or the subsequent Merger, stockholders of Volterra will not bear the risk of any decrease in the value of Volterra’s stock.

Statutory Requirements. In general and unless otherwise provided for in a corporation’s certificate of incorporation, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval and adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless the merger can be effected pursuant to Section 251(h) or in the case of a short-form merger pursuant to Section 253 of the DGCL, each as is described in the following paragraphs. Accordingly, except where a merger can be effected pursuant to Section 251(h) or pursuant to Section 253 of the DGCL, the affirmative vote of Volterra’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

Because Section 251(h) of the DGCL is relatively new, having become effective on August 1, 2013, it may be subject to challenges or unexpected interpretations, therefore, Maxim and Volterra agreed to certain procedures and provisions to make sure the Merger will be effected if Section 251(h) is unavailable for unexpected reasons.

Section 251(h) provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: the merger agreement must expressly state that the merger will be effected pursuant to Section 251(h); the purchaser must tender for all outstanding shares; following the consummation of the merger, the purchaser must own the requisite number of shares to approve a merger if a meeting of stockholders had to be called; at the time that the target corporation’s board of directors approved the merger agreement, no party to the merger agreement was an “interested stockholder” of the target corporation; the purchaser must merge with and into the target corporation pursuant to the merger agreement; and the outstanding shares of stock of the target corporation that are not canceled in the merger must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation as tender offer. The Merger Agreement expressly states that the Merger is governed by Section 251(h), and at the time that the Volterra Board approved the Merger Agreement, neither Maxim nor the Purchaser was an “interested stockholder” of Volterra. Prior to consummating the Offer, Maxim and Volterra will determine whether the Merger remains eligible to be effected pursuant to Section 251(h). If Maxim and Volterra determine that the Merger can be effected pursuant to Section 251(h), after the Acceptance Time, the Purchaser will effect the Merger without prior notice to, or any action by, any other stockholder of Volterra. However, if Maxim and Volterra determine that the conditions to effect the Merger pursuant to Section 251(h) are not satisfied, in order to consummate the Merger, the Purchaser must either effect a short-form merger pursuant to Section 253 of the DGCL as discussed in the following paragraph, or seek the affirmative vote of Volterra’s stockholders representing at least a majority of all outstanding shares adopting and approving the Merger Agreement, as discussed above.

Section 253 of the DGCL provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls more than 90% of the outstanding Shares, the Purchaser could effect the Merger without prior notice to, or any action by, any other Volterra stockholder.

Plans for Volterra. Assuming that the Purchaser purchases a majority of the outstanding Shares (determined on a fully diluted basis excluding Shares subject to options that vest after March 14, 2014 and as set forth in the definition of Minimum Condition) pursuant to the Offer, as a general matter, Maxim is entitled, and in the event the Merger could not promptly be consummated currently Maxim intends, to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Volterra Board. See “The Transaction Agreements—The Merger Agreement—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer” above. At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will be amended to read as the certificate of incorporation and the bylaws of the Purchaser read immediately prior to the Effective Time until thereafter changed or amended in accordance with applicable law. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed. See “The Transaction Agreements—The Merger Agreement—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

Maxim and the Purchaser are conducting a detailed review of Volterra and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Maxim and the Purchaser will continue to evaluate the business and operations of Volterra during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Maxim intends to review such information as part of a comprehensive review of Volterra’s business, operations, capitalization and management with a view to optimizing development of Volterra’s potential in conjunction with Volterra’s or Maxim’s existing businesses. Possible changes could include changes in Volterra’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Maxim, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Volterra Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Maxim and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Volterra, the disposition of securities of Volterra, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Volterra or its subsidiaries or the sale or transfer of a material amount of assets of Volterra or its subsidiaries.

14.	Dividends and Distributions.

The Merger Agreement provides that between the date of the Merger Agreement and the earlier of either the Effective Time or the date upon which Maxim’s director designees constitute a majority of the Volterra Board, Volterra will not, and will not permit any of its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Volterra or its subsidiaries).

15.	Conditions of the Offer.

As used in the Merger Agreement and this Schedule TO, the “Minimum Condition” means the condition that prior to the scheduled expiration of the Offer, there will be validly tendered (and not withdrawn) a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Maxim, the Purchaser or another subsidiary of Maxim immediately prior to the Acceptance Time, represents a majority of the Adjusted Outstanding Share Number, which is defined as the sum of: (A) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time; plus (B) an additional number of shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, the Shares that are outstanding immediately prior to the Acceptance Time (other than the Top-Up Option, if applicable, and Volterra Stock Options that vest after March 14, 2014).

The obligation of the Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, the Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled expiration date (subject to any extensions of the Offer pursuant to the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if (A) the Minimum Condition will not be satisfied by 9:00 a.m., Eastern time, on the expiration date of the Offer, or (B) any of the following additional conditions will not be satisfied or waived, in its sole discretion, in writing by Maxim:

•	certain representations and warranties of Volterra with respect to Volterra’s capitalization shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the scheduled expiration date as if made on and as of such time, except (other than a result of a willful breach by Volterra, in which case, such exception shall not apply) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to Volterra, Maxim and their affiliates, individually or in the aggregate, that is more than $1,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth in this bullet point only as of such date);

•	the representations and warranties of Volterra with respect to authority, binding nature of the Merger Agreement, inapplicability of anti-takeover statutes, vote required to adopt the Merger Agreement and financial advisors shall have been accurate in all material respects as of the date of the Merger Agreement, and shall be accurate in all material respects at and as of the scheduled expiration date as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth in this bullet point only as of such date);

•

the representations and warranties of Volterra set forth in the Merger Agreement (other than those referred to in the two preceding bullet points) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the scheduled expiration date as if made on and as of such date, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth above) only as of such date);

•	Volterra shall have complied with or performed in all material respects all of Volterra’s covenants and agreements it is required to comply with or perform at or prior to the Acceptance Time;

•	since the date of the Merger Agreement, there shall not have been any Company Material Adverse Effect;

•	Maxim and the Purchaser shall have received a certificate executed by Volterra’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in the five preceding bullet points have been duly satisfied;

•	the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated;

•	any waiting period applicable to the Offer or the Merger under certain applicable foreign competition authorities shall have expired or been terminated, and any consent required under certain applicable foreign competition authorities in connection with the Offer or the Merger shall have been obtained and shall be in full force and effect;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or preventing consummation of the Merger or other transactions contemplated by the Merger Agreement, including pursuant to the Tender and Support Agreement, shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there shall not be any law enacted or applicable to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement that makes the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Tender and Support Agreement, illegal or violative of any law;

•	there shall not be pending any legal proceeding initiated by any governmental body having authority over Maxim, the Purchaser or Volterra or threatened in writing by the United States Department of Justice or the United States Federal Trade Commission: (i) challenging or seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Tender and Support Agreement; (ii) seeking to prohibit or limit in any material respect Maxim’s or the Purchaser’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Volterra or any of its subsidiaries; or (iii) seeking to compel Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, to (A) effect any divestiture of, or hold separate (including by establishing a trust or otherwise), or restrict its ownership or operation of, any business or assets of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, or enter into any settlement or consent decree, or perform any undertaking, with respect to any business or assets of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, (B) enter into, amend or agree to enter into or amend, any contract of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser, that imposes any material limitations on the ability of Maxim or any of its affiliates to effectively exercise full rights of the Shares or (C) otherwise waive, abandon or alter any material rights or material obligations of Volterra or any of its subsidiaries, Maxim or any subsidiary of Maxim, including the Purchaser; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Maxim and the Purchaser and (except for the Minimum Condition) may be waived by Maxim and the Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Maxim and the Purchaser. The failure by Maxim or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Maxim’s and the Purchaser’s review of publicly available filings by Volterra with the SEC and other information regarding Volterra, Maxim and the Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Volterra and that might be adversely affected by the acquisition of Shares by the Purchaser or Maxim pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or Maxim pursuant to the Offer. Should any such approval or other action be required, Maxim and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Volterra’s or Maxim’s business or that certain parts of Volterra’s or Maxim’s business might not have to be disposed of or held separate. In such an event, the Purchaser may not be required to purchase any Shares in the Offer. See Section 15—“Conditions to the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply by virtue of the Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 22, 2013. Under the HSR Act, the required waiting period will expire at 11:59 p.m. New York City time on the 15th calendar day after the filing by Maxim, unless earlier terminated by the FTC and the Antitrust Division or Maxim receives a request for additional information or documentary material (a “Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Maxim’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. New York City time of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Maxim’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although Volterra is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Volterra’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer or the consummation of the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer or the consummation of the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares acquired in the Offer or the consummation of the Merger or (3) the divestiture of substantial assets of Maxim, Volterra or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions to the Offer.”

Maxim and Volterra also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Maxim and Volterra are engaged, Maxim and Volterra believe that no antitrust or similar competition filings or approvals are required outside of the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the parties are engaged, Maxim and Volterra believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Maxim and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15—“Conditions to the Offer.”

Stockholder Approval. Volterra has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Volterra and the consummation by Volterra of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Volterra, and no other corporate proceedings on the part of Volterra are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable law, and the filing and recordation of the Certificate of Merger and other documents as required by the DGCL). As described below, such approval is not required if the Merger is consummated pursuant to Section 251(h) or the short form merger provisions pursuant to Section 253 of the DGCL. According to Volterra’s certificate of incorporation, the Shares are the only securities of Volterra that entitle the holders thereof to voting rights. If, following the purchase of Shares by the Purchaser pursuant to the Offer, the Purchaser and its affiliates own a majority of the outstanding Shares, the Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Volterra.

Section 251(h). Section 251(h) provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: (i) the merger agreement must expressly state that the merger will be effected pursuant to Section 251(h); (ii) the consummating corporation must own a majority of the target corporation’s stock; (iii) at the time that the target corporation’s board of directors approved the merger agreement, no other party to the merger agreement was an “interested stockholder” of the target corporation; (iv) the consummating corporation must merge with and into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the constituent corporation that are not canceled in the merger must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation upon consummation of the tender offer. The Merger Agreement expressly states that the Merger is governed by Section 251(h), and at the time that the Volterra Board approved the Merger Agreement, neither Maxim nor the Purchaser was an “interested stockholder” of Volterra. Prior to consummating the Offer, Maxim and Volterra will determine whether the Merger remains eligible to be effected pursuant to Section 251(h). If Maxim and Volterra determine that the Merger can be effected pursuant to Section 251(h), the Purchaser will effect the Merger without prior notice to, or any action by, any other stockholder of Volterra. However, if Maxim and Volterra determine that the conditions to effect the Merger pursuant to Section 251(h) are not satisfied, in order to consummate the Merger, the corporation must either effect a short-form merger pursuant to Section 253 of the DGCL as discussed in the following paragraph, or seek the affirmative vote of Volterra’s stockholders representing at least a majority of all outstanding shares adopting and approving the Merger Agreement, as discussed above.

Section 253 Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the outstanding Shares, Maxim could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other stockholder of Volterra if permitted to do so under the DGCL.

State Takeover Laws. A number of states (including Delaware) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Volterra has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date.

Volterra has represented to Maxim and the Purchaser in the Merger Agreement that the Volterra Board (at a meeting or meetings duly called and held) has approved, for purposes of the DGCL and any other “interested stockholder” or other similar statute or regulation that might be deemed applicable, Tender and Support Agreement, the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, as required to render Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein and the transactions contemplated thereby. Furthermore, Maxim and the Purchaser have represented to Volterra in the Merger Agreement that prior to the Volterra Board meeting to approve this Merger Agreement as noted above, neither Maxim nor the Purchaser was an “interested stockholder” as defined in Section 203 of the DGCL and, prior to the date of the Merger Agreement, neither Maxim nor the Purchaser has taken, or authorized or permitted any representatives of Maxim or the Purchaser to take, any action that would reasonably be expected to cause either Maxim or the Purchaser to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) inapplicable to the Merger.

The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If a Volterra stockholder chooses to exercise its appraisal rights in connection with the Merger and complies with the applicable legal requirements under the DGCL, such stockholder will be entitled to payment for its Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the price that the Purchaser is offering to pay for Shares in the Offer. Shares issued pursuant to the Top-Up Option will not be considered in any statutory appraisal action.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Maxim nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17.	Fees and Expenses.

Stifel is acting as financial advisor to Maxim. Maxim will pay Stifel a customary fee payable upon completion of the Offer and the Merger for its services as financial advisor. Maxim has also agreed to reimburse Stifel for its expenses incurred in performing its services. In addition, Maxim has agreed to indemnify Stifel and its affiliates, their respective directors, officers, agents and employees, and each person, if any, controlling Stifel or any of its affiliates against certain liabilities and expenses in connection with Stifel’s engagement, including certain liabilities under the United States federal securities laws related to or arising out of Stifel’s engagement. In the ordinary course of its trading, brokerage, investment management, and financing activities, Stifel, its successors and affiliates may actively trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Maxim and the Purchaser have retained Georgeson Inc. to be the Information Agent (the “Information Agent”) and Computershare Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Except as set forth above, neither Maxim nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Maxim and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9—“Certain Information Concerning Maxim and the Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Volterra’s stockholders. Any solicitation that the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Maxim, the Purchaser, Volterra or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Maxim or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Maxim Integrated Products, Inc.

Victory Merger Sub, Inc.

August 30, 2013

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MAXIM AND THE PURCHASER

1. Directors and Executive Officers of Maxim. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Maxim and certain other information are set forth below. The business address of each such director and executive officer is c/o Maxim Integrated Products, Inc., 160 Rio Robles, San Jose, California 95134, and the current phone number is (408) 601-1000. All directors and officers listed below are citizens of the United States.

Name, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Mr. B. Kipling Hagopian Chairman of the Board	Mr. Hagopian has served as a director of Maxim since 1997 and as the Chairman of the board of directors since January 2007. Mr. Hagopian is a founder of Brentwood Associates, a venture capital investment company, and was a General Partner of Brentwood until 1996 and a General Partner of all of the funds established by Brentwood from inception in 1972 until 1989. He has been a Special Limited Partner of each of the five (5) Brentwood venture funds established since 1989 and is a Special Advisory Partner to Redpoint Ventures I, which is a successor to Brentwood’s information technology funds. Mr. Hagopian is also Chairman and President of Segue Productions, a feature film production company, and a Managing Member of Apple Oaks Partners LLC, a private investment company. Mr. Hagopian serves as Chairman of Maxim’s board of directors. From January 2006 to July 2010, Mr. Hagopian served on the board of directors of Thomas Weisel Partners Group, Inc.

Mr. Tunc Doluca Director, President and Chief Executive Officer	Mr. Doluca has served as a director of Maxim, as well as the President and Chief Executive Officer, since January 2007. He joined Maxim in October 1984 and served as Vice President between 1994 and 2005. He was promoted to Senior Vice President in 2004 and Group President in May 2005. Prior to 1994, he served in a number of integrated circuit development positions.

Mr. James R. Bergman Director	Mr. Bergman has served as a director of Maxim since 1988. Mr. Bergman was a founder and has been General Partner of DSV Associates since 1974 and a founder and General Partner of its successors, DSV Partners III and DSV Partners IV. These firms provide venture capital and management assistance to emerging companies, primarily in high technology. Since July 1997, he has also served as a Special Limited Partner of Cardinal Health Partners and Cardinal Partners II, which are private venture capital funds.

Mr. Joseph R. Bronson Director	Mr. Bronson has served as a director of Maxim since November 2007. Mr. Bronson is Principal of Bronson Group, LLC, which provides financial and operational consulting services, and he has been an Advisory Director at GCA Savvian, LLC, a financial advisory services firm, since May 2011. Mr. Bronson served as the Chief Executive Officer of Silicon Valley Technology Company, a private company that provides technical services to the semiconductor and solar industries from 2009 to March 2010, and he also served on

Silicon Valley Technology Company’s board of directors. Mr. Bronson served as President and Chief Operating Officer of Sanmina-SCI, a worldwide contract manufacturer, between August 2007 and October 2008, and he also served on Sanmina-SCI’s board of directors between August 2007 and January 2009. Before joining Sanmina-SCI, Mr. Bronson served as President and Co-Chief Executive Officer of FormFactor, Inc., a manufacturer of advanced semiconductor wafer probe cards, between 2004 and 2007. Prior to 2004, Mr. Bronson spent twenty-one (21) years at Applied Materials in senior level operations management, concluding with the positions of Executive Vice President and Chief Financial Officer. In addition to Maxim, Mr. Bronson currently serves on the boards of directors of Jacobs Engineering Group Inc., SDC Materials, and Ryan Herco Flow Solutions.

Mr. Robert E. Grady Director	Mr. Grady has served as a director of Maxim since August 2008. Since October 2009, Mr. Grady has been a Managing Director at the Cheyenne Capital Fund, a private equity investment firm. Mr. Grady was appointed as Chairman of New Jersey’s Council of Economic Advisors by Governor Chris Christie in January 2010, became a member of the New Jersey State Investment Council (which oversees the state’s $75 billion pension fund) in June 2010, and was elected Chairman of the New Jersey State Investment Council in September 2010. Mr. Grady was a Managing Director at The Carlyle Group, a global private equity firm, from 2000 to 2009, where he served as a member of the firm’s Management Committee; Chairman and Fund Head of Carlyle’s U.S. venture and growth capital group, Carlyle Venture Partners (CVP); on the investment committees of CVP, Carlyle Asia Growth Partners, and Carlyle Europe Technology Partners; and as a director of multiple Carlyle portfolio companies. Between 1993 and 2000, he was a Partner and Member of the Management Committee at Robertson Stephens & Company, an emerging growth-focused investment banking firm. Previously, Mr. Grady served in the White House as Deputy Assistant to the President of the United States of America, as Executive Associate Director of the Office of Management and Budget (“OMB”), and as Associate Director of OMB for Natural Resources, Energy and Science. Mr. Grady is a former director of the National Venture Capital Association, and he served as Chairman of the National Venture Capital Association in 2006 and 2007. From 1993 to 2004, Mr. Grady served on the faculty of the Stanford Graduate School of Business as a Lecturer in Public Management. In addition to Maxim, Mr. Grady currently serves on the board of directors of Stifel Financial Corp., a financial services firm focused on investment banking and asset management, and of several privately-held companies. From July 2004 to June 2010, Mr. Grady also served on the board of directors of AuthenTec, Inc., a maker of fingerprint identification semiconductors, and from September 2009 to July 2010, Mr. Grady served on the board of directors of Thomas Weisel Partners Group, Inc., which was acquired by Stifel Financial Corp. Mr. Grady holds an A.B. degree from Harvard College and a M.B.A. degree from the Stanford Graduate School of Business.

Mr. William D. Watkins Director	Mr. Watkins has served as a director of Maxim since August 2008. From February 2010 to April 2013, Mr. Watkins was the Chief Executive Officer and a member of the board of directors of Bridgelux, Inc., a leading light emitting diode (LED) developer. Mr. Watkins was Seagate Technology’s Chief Executive Officer between July 2004 and January 2009 and was a member of its board of directors between 2000 and January 2009. Previously, Mr. Watkins was Seagate’s President and Chief Operating Officer, a position he had held since 2000, and in this capacity was responsible for the company’s global hard disc drive operations. Mr. Watkins joined Seagate in 1996 as part of the company’s merger with Conner Peripherals. In addition to Maxim, Mr. Watkins currently serves on the board of directors of Flextronics International Ltd.

Dr. A.R. Frank Wazzan Director	Dr. Wazzan has served as a director of Maxim since 1990. Dr. Wazzan is Distinguished Professor and Dean Emeritus of the School of Engineering and Applied Science, University of California, Los Angeles. Dr. Wazzan has served as consultant to Douglas Aircraft, Hughes Electrodynamics, North American Rockwell, the U.S. Atomic Energy Commission, Westinghouse Oceanics Division, Honeywell, Electricite de France (EDF), the French Atomic Energy Commission, and the Department of Defense while at Rand Corporation, where he was granted secret, top secret, and critical nuclear weapon design and information clearances to work on the design of underwater weapon systems, the effect of nuclear radiation on the performance of electronic materials and communication satellites, and methods of hardening boosters and satellites to laser and microwave weapons. Dr. Wazzan is a member of the American Institute of Aeronautics and Astronautics, a Guggenheim Fellow, and a Fellow of the American Nuclear Society. He is recipient of the Gold Medal Award at the First International Meeting on Nuclear Power Plants in Commercial Operations.

Mr. Bruce E. Kiddoo Senior Vice President and Chief Financial Officer	Mr. Kiddoo joined Maxim in September 2007 as Vice President of Finance. On October 1, 2008, Mr. Kiddoo was appointed Chief Financial Officer and Principal Accounting Officer of Maxim and was appointed Senior Vice President in September 2009. Prior to joining Maxim, Mr. Kiddoo held various positions at Broadcom Corporation, a global semiconductor company, beginning in December 1999. Mr. Kiddoo served as Broadcom’s Corporate Controller and Principal Accounting Officer from July 2002 and served as Vice President from January 2003. He also served as Broadcom’s Acting Chief Financial Officer from September 2006 to March 2007.

Mr. David A. Caron Vice President and Chief Accounting Officer	Mr. Caron has served as Maxim’s Corporate Controller since July 2003 and, prior to that, served as Maxim’s Director of Accounting from December 1998 to July 2003. Mr. Caron was appointed Vice President and Chief Accounting Officer in August 2010. Mr. Caron who worked at Ernst & Young LLP, from 1988 to 1995, is a Certified Public Accountant in the state of California.

Mr. Vivek Jain Senior Vice President of Manufacturing Operations	Mr. Jain joined Maxim in April 2007 as Vice President responsible for our wafer fabrication operations. In June 2009 Mr. Jain was promoted to Senior Vice President with expanded responsibility for managing test and assembly operations in addition to wafer fabrication operations. Prior to joining Maxim, Mr. Jain was Plant Manager for several years at Intel Corporation’s Technology Development and Manufacturing facility in Santa Clara, California responsible for 65nm flash manufacturing/transfer and development of 45nm flash technology. Mr. Jain has published over 30 papers and holds over 10 patents in the field of semiconductor technology.

Mr. Chae Lee Senior Vice President, Mobility Group	Mr. Lee joined Maxim in 1999 and was promoted to Vice President in 2007. He was promoted to Senior Vice President in May 2012. Prior to 2007, he served in a number of business unit and engineering positions.

Mr. Edwin Medlin Vice President, General Counsel	Mr. Medlin joined Maxim in November 1999 as Director and Associate General Counsel. He was promoted to Vice President and Senior Counsel in April 2006 and appointed General Counsel in August 2010. Prior to joining Maxim, he was with the law firm of Ropers, Majeski, Kohn and Bentley from 1987 to 1994 where he held various positions, including director. From 1994 to 1997 he was with Fox Factory, Inc., a privately held manufacturing company where he held the positions of General Counsel, and later, General Manager. From 1997 to 1999 he was with RockShox, Inc., a publicly traded corporation, where he held the positions of General Counsel and then Vice President of Global Sales and Marketing.

Mr. Matthew J. Murphy Senior Vice President, Communications and Automotive Solutions Group	Mr. Murphy joined Maxim in July 1994 and was promoted to Vice President of Sales in November 2006. He was promoted to Senior Vice President in September 2011. In October 2011 he assumed responsibility for the Communications and Automotive Group. Prior to 2006, he served in a number of business unit and executive management positions.

Mr. Christopher J. Neil Senior Vice President, Industrial and Medical Solutions Group	Mr. Neil joined Maxim in September 1990 and was promoted to Vice President in April 2006. He was promoted to Senior Vice President in September 2011. Prior to 2006, he held several engineering and executive management positions.

Mr. Pirooz Parvarandeh Chief Technology Officer	Mr. Parvarandeh joined Maxim in July 1987 and served as Vice President from 1997 to 2004. He was promoted to Senior Vice President in 2004 and Group President in May 2005. In September 2010, Mr. Parvarandeh was also appointed Chief Technical Officer. Prior to 1997, he served in a number of integrated circuit development positions.

Mr. Walter Sangalli Vice President, Worldwide Sales and Marketing	Mr. Sangalli joined Maxim in 1992 as a senior field applications engineer and was promoted to Vice President of Worldwide Sales and Marketing in October 2011. Prior to his promotion to Vice President, he managed all sales and application functions in Europe since 2002.

Mr. Steven Yamasaki Vice President of Human Resources	Mr. Yamasaki joined Maxim in April 2010 as Vice President of Human Resources. Prior to joining Maxim, he was Corporate Vice President of Human Resources of Applied Materials from 2008 to 2010, and was Executive Vice President of Human Resources of YRC Worldwide from 2004 to 2008. Before joining YRC Worldwide, Mr. Yamasaki was Vice President of Human Resources at ConAgra Foods Inc. and Honeywell International.

2. Directors and Executive Officers of the Purchaser. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser and certain other information are set forth below. The business address of each such director and executive officer is c/o Maxim Integrated Products, Inc., 160 Rio Robles, San Jose, California 95134, and the current phone number is (408) 601-1000. All directors and officers listed below are citizens of the United States.

Name, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Mr. Mark J. Casper Director of the Purchaser and President, Secretary and Treasurer of the Purchaser	Mr. Casper serves as Director, President, Secretary and Treasurer of the Purchaser. Mr. Casper has served as Secretary of Maxim since 2007. Mr. Casper has been the Associate General Counsel at Maxim since 2004.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

If delivering by mail, hand, express mail, courier, or other expedited service:

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

480 Washington Boulevard, 26th Floor Jersey City, NJ 07310